     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2001



                                                      REGISTRATION NO. 333-56712

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              CALPINE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           4911                          77-0212977
 (STATES OR OTHER JURISDICTIONS    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
                OF
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBERS)       IDENTIFICATION NUMBERS)

                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PETER CARTWRIGHT
      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, CALPINE CORPORATION
                          50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 995-5115
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:


                                BRUCE C. BENNETT
                              COVINGTON & BURLING
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 841-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 17, 2001


PROSPECTUS


                            Up to 16,603,633 Shares


                              CALPINE CORPORATION

                                  Common Stock
                          (Par Value $.001 per share)

     This prospectus relates to the shares of common stock of Calpine Corporation, a Delaware corporation, issuable upon exchange or redemption of the exchangeable shares of Calpine Canada Holdings Ltd., an Alberta corporation and an indirect wholly-owned subsidiary of Calpine, which we call Calpine Canada in this prospectus. The exchangeable shares are being issued to the former shareholders of Encal Energy Ltd., an Alberta corporation, in connection with our acquisition of Encal. Each exchangeable share may be exchanged for one share of our common stock, plus all payable and unpaid dividends, if any, on a share of our common stock. Because the shares of our common stock offered by this prospectus will be issued only in exchange for, or upon the redemption of, the exchangeable shares, we will not receive any cash proceeds from this offering.


     Up to 4,649,209 shares of the common stock offered hereby may be resold by the selling holder named in this prospectus following our issuance of common stock to such selling holder in exchange for, or upon redemption of, its exchangeable shares. The selling holder will receive all of the proceeds from the sale of the securities and will pay all expenses incident to the offer and sale of the common stock, including any underwriting discounts and selling commissions applicable to any sale. The selling holder and any broker-dealers, agents or underwriters that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.


     We are paying all expenses of registration incurred in connection with this offering.


     Calpine's common stock is traded on The New York Stock Exchange under the symbol "CPN." On April 12, 2001, the last reported sales price of the common stock on that exchange was $51.38. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars.



     INVESTING IN CALPINE'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
The Company.................................................    1
Risk Factors................................................    7
Where You Can Find More Information.........................    8
Forward-Looking Statements..................................    9
Use of Proceeds.............................................   10
Selling Holder..............................................   10
Unaudited Pro Forma Combined Condensed Financial
  Statements................................................   11
Plan of Distribution........................................   20
Description of Our Capital Stock............................   24
Income Tax Considerations...................................   28
Legal Matters...............................................   37
Independent Auditors........................................   37
Index to Consolidated Financial Statements of Encal Energy
  Ltd. .....................................................  F-1


                           -------------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process.

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included in or delivered with the document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY,
TELEPHONE: (408) 995-5115.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us," and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries.

                                  THE COMPANY


     We are a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 50 power plants having a net capacity of 5,849 megawatts. We also have 25 gas-fired projects under construction having a net capacity of 14,028 megawatts and have announced plans to develop 28 gas-fired projects (power plants and expansions of current facilities) with a net capacity of 15,142 megawatts, including the Calgary Energy Centre, a 300 megawatt combined-cycle, gas-fired power plant to be located in Calgary, Alberta. Upon completion of the projects under construction, we will have interests in 74 power plants located in 21 states having a net capacity of 19,877 megawatts. Of this total generating capacity, 96% will be attributable to gas-fired facilities and 4% will be attributable to geothermal facilities.



     As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below.



                                                                            COMPOUND ANNUAL
                                                     1996         2000        GROWTH RATE
                                                   ---------    ---------   ---------------
                                                   (DOLLARS IN MILLIONS)
Total Revenue....................................  $  214.6     $2,282.8           81%
EBITDA...........................................     110.7        825.9           65%
Net Income.......................................      18.7        323.5          104%
Total Assets.....................................   1,031.4      9,737.3           75%



     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management, power marketing and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.


THE MARKET


     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $215 billion of electricity sales in 2000 produced by an aggregate base of power generation facilities with a capacity of approximately 860,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end-users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.



     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.


     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY


     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production, acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:



     - Development of new and expansion of existing power plants. We are actively pursuing the development of new, and expansion of both baseload and peaking capacity at our existing, highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.


     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.


BUSINESS COMBINATION WITH ENCAL



     On February 8, 2001, we announced our plans to acquire all of the common shares of Encal Energy Ltd., a Calgary, Alberta-based natural gas and petroleum exploration and development company, through a stock-for-stock exchange in which Encal shareholders will receive Cdn. $12.00 per share in Calpine common equivalent shares (called "exchangeable shares" in this prospectus) of our subsidiary, Calpine Canada, based on an exchange ratio to be determined prior to closing. The aggregate value of the transaction is approximately U.S. $1.2 billion, including the assumed indebtedness of Encal. With the addition of Encal's assets, which currently produce approximately 230 million cubic feet of gas equivalent ("mmcfe") per day, net of royalties, our net production is expected to increase to approximately 390 mmcfe per day in North America, enough to fuel approximately 2,300 megawatts of our power fleet. The Registration Statement of which this prospectus is a part is being filed with the SEC in order to register the shares of our common stock that will be issuable on exchange of the exchangeable shares issued in connection with our business combination with Encal and to allow for resales of such common stock by a selling holder who is an affiliate of Encal.


RECENT DEVELOPMENTS


     PROJECT DEVELOPMENT AND CONSTRUCTION. On February 12, 2001, we announced that the Florida Public Service Commission approved a joint application filed by Calpine and Seminole Electric Cooperative, Inc., under which we will build the Osprey Energy Center to supply electric power to help meet Seminole's members' power needs.



     ISSUANCE OF SECURITIES. On February 15, 2001, we completed a public offering of $1.15 billion of our 8 1/2% Senior Notes due 2011. The senior notes earn interest at 8 1/2% per year, payable semi-annually, and mature on February 15, 2011.



     CALIFORNIA POWER MARKET. The deregulation of the California power market has produced significant unanticipated results in the past year. The deregulation froze the rates that utilities can charge their retail and business customers in California and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and


     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.



     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric Company ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant underrecovery of costs by these utilities; and they have been widely reported to be facing the prospect of insolvency and, on April 6, 2001, PG&E filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to us. As of March 31, 2001, we recorded approximately $267 million in accounts receivable with PG&E, plus a $68 million note receivable not yet due and payable. We are confident that PG&E, through a successful reorganization, will be able to pay us for all past due power sales, in addition to electricity deliveries made on a going-forward basis.



     We have historically sold power to PG&E, which is one of the California utilities that is subject to the rate freeze. We are currently selling power to PG&E pursuant to long-term qualifying facility (or "QF") contracts, which are subject to federal regulation under Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") (16 U.S.C. sec. 796 et seq.). The QF contracts provide that the California Public Utilities Commission ("CPUC") has the authority to determine the appropriate utility "avoided cost" to be used to set energy payments for certain QF contracts, including those for all of our QF plants in California which sell power to PG&E. Section 390 of the California Public Utility Code provided QFs the option to elect to receive energy payments based on the California Power Exchange ("PX") market clearing price. In mid-2000, our QF facilities elected this option and were paid based upon the PX zonal day ahead clearing price ("PX Price") from summer 2000 until January 19, 2001, when the PX ceased operating a day ahead market. Since that time, the CPUC has ordered that the price to be paid for energy deliveries by QFs electing the PX Price shall be based on a natural gas cost-based "transition formula." The CPUC has conducted proceedings (R. 99-11-022) to determine whether the PX Price was the appropriate price for the energy component upon which to base payments to QFs which had elected the PX based pricing option. It is possible that the CPUC could order a payment adjustment based on a different energy price determination. We believe that the PX Price was the appropriate price for energy payments but there can be no assurance that this will be the outcome of the CPUC proceedings. Legislation has recently been introduced in the California legislature (SB 47X) that would establish a fixed price for the QF contracts for a 5 year period and would eliminate any PX Price adjustment prior to December 31, 2000. There can be no assurances that this legislation will be enacted.



     We have continued to honor our contractual obligations to PG&E under our QF contracts. To date, we have refrained from pursuing our collection remedies with respect to PG&E's default, however, we have been actively involved with the California utilities, the California legislature, and other interested parties to develop legislation designed to stabilize energy prices through the application of a long-term energy pricing methodology (for a five-year period) in place of the short-term pricing methodology currently utilized under the QF contracts, as discussed above. We also expect further legislation to enable the California utilities to finance over a longer term the difference between the wholesale prices that have been paid and the retail prices they received during last fall and into this winter. We believe that this should enhance PG&E's ability to make payment of all past due amounts. However, management cannot predict the timing or ultimate outcome of the legislative process or the payment of amounts due under our contracts.



     As this situation has deteriorated, California has taken steps to restore a predictable and reliable power market to the State. Recently, California adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California Department of Water Resources ("DWR") sought bids for long-term power supply contracts. We successfully bid in that auction, and announced, as indicated below, that we have signed three significant long-term power supply contracts with DWR.



     On February 7, 2001, we announced the signing of a 10-year, $4.6 billion fixed-price contract with DWR to provide electricity to the State of California. We committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001, and increasing to 1,000 megawatts by January 1, 2004. This contract will continue through 2011. The electricity will be sold directly to DWR on a 24-hour, 7-day-a-week basis.



     On February 28, 2001, we announced the signing of two long-term power sales contracts with DWR. Under the terms of the first contract, a $5.2 billion, 10-year, fixed-price contract, we commit to sell up to 1,000 megawatts of generation. Initial deliveries are scheduled to begin July 1, 2001 with 200 megawatts and increase to 1,000 megawatts by as early as July 2002. Under the terms of the second contract, a 20-year contract totaling up to $3.1 billion, we will supply DWR with up to 495 megawatts of peaking generation, beginning with 90 megawatts as early as August 2001, and increasing up to 495 megawatts as early as August 2002.



     On March 13, 2001, we announced the signing of a two-month deal to provide 555 megawatts of electricity to DWR from our new South Point Energy Center during plant testing, effective immediately through May 15, 2001.



     FERC INVESTIGATION INTO CALIFORNIA WHOLESALE MARKETS. Beginning in May 2000, wholesale energy prices in the California markets increased to levels well above 1999 levels. In response, on June 28, 2000, the ISO Board of Governors reduced the price cap applicable to the ISO's wholesale energy and ancillary services markets from $750/MWh to $500/MWh. The ISO subsequently reduced the price cap to $250/MWh on August 1, 2000. During this period, however, the California Power Exchange Corporation ("PX") maintained a separate price cap set at a much higher level applicable to the "day-ahead" and "day-of" markets administered by the PX. On August 23, 2000, the FERC denied a complaint filed August 2, 2000 by San Diego Gas & Electric Company ("SDG&E") that sought to extend the ISO's $250 price cap to all California energy and ancillary service markets, not just the markets administered by the ISO. However, in its order denying the relief sought by SDG&E, the FERC instructed its staff to initiate an investigation of the California power markets and to report its findings to the FERC and held further hearing procedures in abeyance pending the outcome of this investigation.



     On November 1, 2000, the FERC released a Staff Report detailing the results of the Staff investigation, together with an "Order Proposing Remedies for California Wholesale Markets" ("November 1 Order"). In the November 1 Order, the FERC found that the California power market structure and market rules were seriously flawed, and that these flaws, together with short supply relative to demand, resulted in unusually high energy prices. The November 1 Order proposed specific remedies to the identified market flaws, including: (a) imposition of a so-called "soft" price cap at $150/MWh to be applied to both the PX and ISO markets, which would allow bids above $150/MWh to be accepted, but will subject such bids to certain reporting obligations requiring sellers to provide cost data and/or identify applicable opportunity costs and specifying that such bids may not set the overall market clearing price, (b) elimination of the requirement that the California utilities sell into and buy from the PX, (c) establishment of independent non-stakeholder governing boards for the ISO and the PX, and

(d) establishment of penalty charges for scheduling deviations outside of a prescribed range. In the November 1 Order the FERC established October 2, 2000, the date 60 days after the filing of the SDG&E complaint, as the "refund effective date." Under the November 1 Order, rates charged for service after that date through December 31, 2002 will remain subject to refund if determined by the FERC not to be just and reasonable. While the FERC concluded that the Federal Power Act and prior court decisions interpreting that act strongly suggested that refunds would not be permissible for charges in the period prior to October 2, 2000, it noted that it was willing to explore proposals for equitable relief with respect to charges made in that period. All of our receivables from PG&E relate to energy generated by QF facilities. Under FERC regulations, QF contracts are exempt from regulation under the Federal Power Act, which is the legislation that provides the authority for the FERC to compel refunds or frame other equitable relief with respect to the California wholesale markets. See "Government Regulation -- Federal Energy Regulation -- Federal Power Act Regulation." Therefore, we believe that any refund or other equitable remedy that the FERC may impose with respect to the California wholesale markets will not affect our ability to pursue payment by PG&E of all past due amounts as described above.



     On December 15, 2000, the FERC issued a subsequent order that affirmed in large measure the November 1 Order (the "December 15 Order"). Various parties have filed requests for administrative rehearing and for judicial review of aspects of the FERC's December 15 Order. The outcome of these proceedings, and the extent to which the FERC or a reviewing court may revise aspects of the December 15 Order or the extent to which these proceedings may result in a refund of or reduction in the amounts charged by our subsidiaries for power sold in the ISO and PX markets, cannot be determined at this time.

CAPITALIZATION



     The following table sets forth, as of December 31, 2000, (1) the actual consolidated capitalization of Calpine; and (2) the consolidated capitalization of Calpine as adjusted to reflect the net effect of the sale of $1.15 billion of our 8 1/2% Senior Notes due 2011 and the business combination with Encal, including the issuance of our common stock offered hereby. The adjustments do not reflect normal day-to-day operations. This table should be read in conjunction with the historical consolidated financial statements and related notes thereto included or incorporated by reference in this prospectus and the unaudited pro forma combined condensed financial statements and related notes thereto included in this prospectus.



                                                                 DECEMBER 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
LONG-TERM DEBT:
  Notes payable, net of current portion.....................  $  195,862   $  355,067
  Project financing, net of current portion.................   1,473,869    1,473,869
  Senior notes(1)...........................................   2,551,750    3,801,832
  Capital lease obligation, net of current portion..........     208,876      208,876
                                                              ----------   ----------
     Total long-term debt...................................   4,430,357    5,839,644
                                                              ----------   ----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................   1,122,490    1,122,490
Minority interests..........................................      37,576       37,576
                                                              ----------   ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value:
     10,000,000 shares authorized; no shares outstanding,
       actual; and one share outstanding, as adjusted.......          --           --
                                                              ----------   ----------
  Common stock, $.001 par value:
     500,000,000 shares authorized, 283,715,058 shares
       outstanding, actual; and 300,318,691 shares
       outstanding, as adjusted(2)..........................         284          300
  Additional paid-in capital................................   1,700,505    1,896,987
  Retained earnings.........................................     536,617      512,636
  Accumulated other comprehensive loss......................        (632)     (21,282)
                                                              ----------   ----------
     Total stockholders' equity.............................   2,236,774    2,388,641
                                                              ----------   ----------
     Total capitalization...................................  $7,827,197   $9,388,351
                                                              ==========   ==========


-------------------------

(1)Included in senior notes are approximately $100 million of Encal senior notes. See Note 6 to Encal's historical consolidated financial statements included in this prospectus.



(2)We have calculated the number of shares of our common stock to be offered hereby using an exchange ratio of 0.1493 exchangeable shares for each Encal common share that will be outstanding at the consummation of our business combination with Encal.


                          PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115, and our home page on the world wide web is at http://www.calpine.com. The contents of our website are not part of this prospectus.

                                  RISK FACTORS


     Investing in our common stock involves risk. In addition to the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus, you should carefully consider the risk factors described below, in addition to the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations.


                     RISKS RELATING TO EXCHANGEABLE SHARES

THE EXCHANGE OF YOUR EXCHANGEABLE SHARES IS GENERALLY TAXABLE.

     Based on the tax laws as of the date of this prospectus, the exchange or redemption of exchangeable shares is generally a taxable event in Canada and may be a taxable event in the U.S. Your tax consequences depend on a number of factors, including your residency and whether the shares are exchanged or redeemed.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE LESS THAN THE MARKET PRICE OF THE EXCHANGEABLE SHARES.


     Our common stock trades on The New York Stock Exchange and the exchangeable shares are expected to trade on The Toronto Stock Exchange. We do not plan to list our common stock or the exchangeable shares on any other exchanges. Although the market prices on the NYSE and TSE should reflect equivalent value, there can be no assurances that the market price of our common stock will be identical, or even similar, to the market price of the exchangeable shares.


OUR COMMON STOCK WILL BE FOREIGN PROPERTY FOR CANADIAN TAX PURPOSES.

     You may be required to limit your investment in our common stock or risk incurring penalties under the Income Tax Act (Canada) if you are:

     - a registered pension plan;

     - a registered retirement savings plan;

     - a registered retirement income fund;

     - a registered education savings plan (you should consult your own tax advisor as additional considerations may arise as a result of the acquisition of the Ancillary Rights (defined below under "Income Tax Considerations -- Certain United States Federal Income Tax
       Considerations -- Ancillary Rights and Call Rights") to the exchangeable shares);

     - a deferred profit sharing plan; or

     - among some other classes of tax-exempt person.

     So long as the exchangeable shares are listed on a prescribed Canadian stock exchange, which exchanges include the TSE, and Calpine Canada maintains a substantial presence in Canada, the exchangeable shares will be qualified investments for these plans or persons and will not be foreign property under the Income Tax Act (Canada). Our common stock will, however, be foreign property for these plans or persons. These plans or persons must limit their investment in our common stock or risk incurring penalties under the Income Tax Act (Canada).

                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's Web site at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is otherwise terminated:


     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       2000;



     - Calpine's Current Reports on Form 8-K dated February 6, 2001 and April 9, 2001; and


     - The description of Calpine's common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996, pursuant to Section 12 of the Securities Exchange Act.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:


     - changes in government regulations, including pending changes in California, and anticipated deregulation of the electric energy industry;



     - commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations;



     - cost estimates are preliminary and actual costs may be higher than estimated;



     - the assurance that we will develop additional plants;



     - a competitor's development of a lower-cost generating gas-fired power plant;



     - the risks associated with marketing and selling power from power plants in the newly competitive energy market;



     - the risks associated with marketing and selling combustion turbine parts and components in the competitive combustion turbine parts market;



     - the risks associated with engineering, designing and manufacturing combustion turbine parts and components;



     - delivery and performance risks associated with combustion turbine parts and components attributable to production, quality control, suppliers and transportation;



     - the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and cost to develop recoverable reserves, and operational factors relating to the extraction of natural gas;



     - the uncertainty of the of the California power market. Our management is working closely with a number of parties to resolve the current uncertainty. This is an ongoing process and, therefore, the outcome cannot be predicted. It is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially affect us, however, our management believes that a final resolution will not have a material adverse impact on us; and



     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in "Risk Factors" and in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.


     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     Because the shares of our common stock will be issued in exchange for exchangeable shares, we will not receive any cash proceeds upon the issuance of our common stock. In the case of resales by the selling holder, the selling holder will receive all of the net proceeds of the resales. We will not receive any of the proceeds of such resales.

                                 SELLING HOLDER

     The selling holder may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below that are issued to such selling holder in exchange for, or upon redemption of, such selling holder's exchangeable shares. The selling holder may also elect not to sell any common stock held by it. The term "selling holder" refers to the holder listed below. Only those shares of common stock listed below may be offered for resale by the selling holder pursuant to this prospectus.

     The selling holder may offer and sell, from time to time following our issuance of common stock to the selling holder in exchange for, or upon redemption of, such selling holder's exchangeable shares, any or all of its common stock listed below by using this prospectus. Because the selling holder may offer all or only some portion of the common stock listed in the table, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling holder upon termination of this offering. In addition, the selling holder may have sold, transferred or otherwise disposed of all or a portion of its exchangeable shares since the date on which it provided the information regarding its ownership of the exchangeable shares, and thus its right to obtain the common stock included herein.


     The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling holder, assuming exchange or redemption of all of the selling holder's exchangeable shares, that may be offered for the selling holder's account pursuant to this prospectus. We prepared the table based on information supplied to us by the selling holder.



                                             NUMBER OF SHARES OF                              NUMBER OF SHARES OF
                                                COMMON STOCK                                     COMMON STOCK
                                             BENEFICIALLY OWNED         NUMBER OF SHARES      BENEFICIALLY OWNED
            SELLING HOLDER               PRIOR TO THE OFFERING(1)(2)   BEING OFFERED(1)(2)   AFTER THE OFFERING(1)
            --------------               ---------------------------   -------------------   ---------------------
Ontario Teachers' Pension Plan
  Board(3).............................           4,649,209                 4,649,209                  0


-------------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The selling holder has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. For purposes of this table, we have assumed all of the selling holder's exchangeable shares will be exchanged or redeemed for shares of our common stock and that the selling holder will offer and sell all of the shares of our common stock it receives upon the exchange of its exchangeable shares, however, the selling holder may offer and/or sell less than all of such shares of common stock.


(2) The number of shares of common stock that will be beneficially owned and that will be offered by the selling holder has been calculated using an exchange ratio of 0.1493 exchangeable shares for each Encal common share that will be held by the Selling Holder at the consummation of our business combination with Encal.



(3) As of April 16, 2001, Ontario Teachers' Pension Plan Board was the beneficial owner of approximately 28% of the common stock of Encal and accordingly is expected to be the beneficial owner of approximately 28% of the exchangeable shares, assuming that its ownership remains the same at the time that the business combination with Encal is consummated.

     To our knowledge, other than its stock ownership described in the above table, the selling holder has had no position, office or material relationship with Calpine or any of its predecessors or affiliates within the past three years.


          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS



     The unaudited pro forma combined financial statements set forth below are presented to give effect to the business combination with Encal under the pooling of interests method of accounting. The unaudited pro forma combined financial statements have been prepared from the historical consolidated audited financial statements of Encal and Calpine as at December 31, 2000, and for the three years in the period then ended. The unaudited pro forma balance sheet assumes the business combination had been consummated on December 31, 2000. The pro forma income statement for each of the three years in the period then ended assumes that the business combination had been consummated on January 1, 1998.



     The unaudited pro forma combined financial statements do not reflect any cost savings or other synergies which may result from the business combination with Encal and are not necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial statements are presented in accordance with United States generally accepted accounting principles under the successful efforts method of accounting for oil and gas properties in United States dollars. Accounting policies used in the preparation of the unaudited pro forma combined financial statements are in accordance with those used in the preparation of the historical consolidated financial statements of Calpine as at December 31, 2000, and for the year then ended. The historical consolidated audited financial statements of Encal have been converted to United States generally accepted accounting principles, United States dollars (see Note 2 to the unaudited pro forma combined financial statements) and to Calpine accounting policies, the most significant difference being the successful efforts method of accounting for oil and gas properties (see Note 3 to the unaudited pro forma combined financial statements). The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements of Encal and Calpine, including the notes thereto, included or incorporated by reference in this prospectus.

                              CALPINE CORPORATION



              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET



                                                            DECEMBER 31, 2000
                                       -----------------------------------------------------------
                                                        ENCAL          PRO FORMA        PRO FORMA
                                        CALPINE      U.S. GAAP(2)    ADJUSTMENTS(3)     COMBINED
                                       ----------    ------------    --------------    -----------
                                                         (IN THOUSANDS OF U.S.$)
ASSETS
Current Assets.......................  $1,343,683      $ 93,423        $      --       $ 1,437,106
Property, Plant & Equipment, Net.....   7,459,055       620,032         (127,509)(a)     7,951,578
Other Non-current Assets.............     934,519            --               --           934,519
                                       ----------      --------        ---------       -----------
     Total Assets....................  $9,737,257      $713,455        $(127,509)      $10,323,203
                                       ==========      ========        =========       ===========
LIABILITIES
Accounts Payable.....................  $  765,613      $ 80,041        $      --       $   845,654

Other Current Liabilities............     403,579(i)         --           34,000(c)        437,579
Long Term Debt.......................   4,430,357       259,287               --         4,689,644
Other Non-current Liabilities........     740,868       117,868          (57,117)(b)       801,619
                                       ----------      --------        ---------       -----------
     Total Liabilities...............  $6,340,417      $457,196        $ (23,117)      $ 6,774,496
                                       ----------      --------        ---------       -----------
Company-Obligated Mandatorily
     Redeemable Convertible Preferred
     Securities of Subsidiary
       Trusts........................  $1,122,490      $     --        $      --       $ 1,122,490
Minority Interests...................      37,576            --               --            37,576
STOCKHOLDERS' EQUITY
Common Stock and Additional Paid-in
  Capital............................   1,700,789       196,498               --         1,897,287
Retained Earnings....................     536,617        80,411         (104,392)          512,636
Accumulated Other Comprehensive
  Loss-Foreign Currency
  Translation........................        (632)      (20,650)              --           (21,282)
                                       ----------      --------        ---------       -----------
     Total Stockholders' Equity......  $2,236,774      $256,259        $(104,392)      $ 2,388,641
                                       ----------      --------        ---------       -----------
Total Liabilities and Stockholders'
  Equity.............................  $9,737,257      $713,455        $(127,509)      $10,323,203
                                       ==========      ========        =========       ===========


---------------


(i)Included in other current liabilities is notes payable, project financing, capital lease obligation, income taxes payable, accrued payroll and related expenses, accrued interest payable and other current liabilities as included in the Annual Report to Shareholders on Form 10-K for the year ended December 31, 2000 included or incorporated by reference in this prospectus.



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                              CALPINE CORPORATION



           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME



                                                             YEAR ENDED DECEMBER 31, 2000
                                              -----------------------------------------------------------
                                                                ENCAL          PRO FORMA       PRO FORMA
                                                CALPINE     U.S. GAAP(2)    ADJUSTMENTS(3)     COMBINED
                                              -----------   -------------   ---------------   -----------
                                              (IN THOUSANDS OF U.S.$, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues....................................  $2,282,793      $264,308         $     --       $2,547,101
Cost of Revenues............................   1,558,676       106,178           34,228(a)     1,699,082
                                              ----------      --------         --------       ----------
Gross Profit................................     724,117       158,130          (34,228)         848,019
Project Development Expenses................      27,556            --               --           27,556
General and Administrative Expenses.........      94,113         8,438               --          102,551
                                              ----------      --------         --------       ----------
  Income from Operations....................     602,448       149,692          (34,228)         717,912
Interest Expense (Income)...................      16,799        17,983               --           34,782
Other Expense...............................      42,011         2,475               --           44,486
                                              ----------      --------         --------       ----------
  Income Before Provision for Income
     Taxes..................................     543,638       129,234          (34,228)         638,644
Provision for Income Taxes..................     218,951        61,215          (15,358)(a)      264,808
                                              ----------      --------         --------       ----------
  Income Before Extraordinary Charge........     324,687        68,019          (18,870)         373,836
  Extraordinary Charge, Net of Tax Benefit
     of $796................................       1,235            --               --            1,235
                                              ----------      --------         --------       ----------
  Net Income................................  $  323,452      $ 68,019         $(18,870)      $  372,601
                                              ==========      ========         ========       ==========
Basic Earnings per Common Share:
  Weighted Average Shares of Common Stock
     Outstanding (thousands)................     264,799       108,985                           281,070(4)
  Income Before Extraordinary Charge........  $     1.23      $   0.62                        $     1.33(4)
  Extraordinary Charge......................  $    (0.01)     $     --                        $       --(4)
  Net Income................................  $     1.22      $   0.62                        $     1.33(4)
Diluted Earnings per Common Share:
  Weighted Average Shares of Common Stock
     Outstanding Before Dilutive Effect of
     Certain Trust Preferred Securities
     (thousands)............................     280,776       110,655                           297,305(4)
  Income Before Extraordinary Charge and
     Dilutive Effect of Certain Trust
     Preferred Securities...................  $     1.16      $   0.61                        $     1.26(4)
  Dilutive Effect of Certain Trust Preferred
     Securities.............................  $    (0.05)     $     --                        $    (0.06)(4)
  Income Before Extraordinary Charge........  $     1.11      $   0.61                        $     1.20(4)
  Extraordinary Charge......................  $    (0.01)     $     --                        $       --(4)
  Net Income................................  $     1.10      $   0.61                        $     1.20(4)



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                              CALPINE CORPORATION



           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME



                                                          YEAR ENDED DECEMBER 31, 1999
                                           -----------------------------------------------------------
                                                            ENCAL           PRO FORMA       PRO FORMA
                                            CALPINE     U.S. GAAP(2)     ADJUSTMENTS(3)      COMBINED
                                           ---------    -------------    ---------------    ----------
                                           (IN THOUSANDS OF U.S.$, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues.................................  $847,735       $135,749          $     --         $983,484
Cost of Revenues.........................   561,850         81,790            19,388(a)       663,028
                                           --------       --------          --------         --------
Gross Profit.............................   285,885         53,959           (19,388)         320,456
Project Development Expenses.............    10,712             --                --           10,712
General and Administrative Expenses......    48,671          6,996                --           55,667
                                           --------       --------          --------         --------
  Income from Operations.................   226,502         46,963           (19,388)         254,077
Interest Expense (Income)................    67,056         12,086                --           79,142
Other Expense............................     1,230          2,569                --            3,799
                                           --------       --------          --------         --------
  Income Before Provision for Income
     Taxes...............................   158,216         32,308           (19,388)         171,136
Provision for Income Taxes...............    61,973         12,669            (8,701)(a)       65,941
                                           --------       --------          --------         --------
  Income Before Extraordinary Charge.....    96,243         19,639           (10,687)         105,195
  Extraordinary Charge, Net of Tax
     Benefit of $793.....................     1,150             --                --            1,150
                                           --------       --------          --------         --------
  Net Income.............................  $ 95,093       $ 19,639          $(10,687)        $104,045
                                           ========       ========          ========         ========
Basic earnings per common share:
  Weighted Average Shares of Common Stock
     Outstanding (thousands).............   209,314        107,577                            225,375(4)
  Income Before Extraordinary Charge.....  $   0.46       $   0.18                           $   0.47(4)
  Extraordinary Charge...................  $  (0.01)      $     --                           $  (0.01)(4)
  Net Income.............................  $   0.45       $   0.18                           $   0.46(4)
Diluted Earnings per Common Share:
  Weighted Average Shares of Common Stock
     Outstanding Before Dilutive Effect
     of Certain Trust Preferred
     Securities (thousands)..............   222,644        108,742                            238,855(4)
  Income Before Extraordinary Charge and
     Dilutive Effect of Certain Trust
     Preferred Securities................  $   0.43       $   0.18                           $   0.44(4)
  Dilutive Effect of Certain Trust
     Preferred Securities................  $     --       $     --                           $     --(4)
  Income Before Extraordinary Charge.....  $   0.43       $   0.18                           $   0.44(4)
  Extraordinary Charge...................  $     --       $     --                           $     --(4)
  Net Income.............................  $   0.43       $   0.18                           $   0.44(4)



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                              CALPINE CORPORATION



           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME



                                                          YEAR ENDED DECEMBER 31, 1998
                                           -----------------------------------------------------------
                                                            ENCAL           PRO FORMA       PRO FORMA
                                            CALPINE     U.S. GAAP(2)     ADJUSTMENTS(3)      COMBINED
                                           ---------    -------------    ---------------    ----------
                                           (IN THOUSANDS OF U.S.$, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues.................................  $555,948       $ 94,697          $     --         $650,645
Cost of Revenues.........................   378,926         70,806            17,235(a)       466,967
                                           --------       --------          --------         --------
Gross Profit.............................   177,022         23,891           (17,235)         183,678
Project Development Expenses.............     7,165             --                --            7,165
General and Administrative Expenses......    23,181          6,843                --           30,024
                                           --------       --------          --------         --------
  Income from Operations.................   146,676         17,048           (17,235)         146,489
Interest Expense (Income)................    74,378          9,006                --           83,384
Other Expense (Income)...................    (1,075)         5,733                --            4,658
                                           --------       --------          --------         --------
  Income Before Provision for Income
     Taxes...............................    73,373          2,309           (17,235)          58,447
Provision for Income Taxes...............    27,054          1,012            (7,733)(a)       20,333
                                           --------       --------          --------         --------
  Income Before Extraordinary Charge.....    46,319          1,297            (9,502)          38,114
  Extraordinary Charge, Net of Tax
     Benefit of $441.....................       641             --                --              641
                                           --------       --------          --------         --------
  Net Income.............................  $ 45,678       $  1,297          $ (9,502)        $ 37,473
                                           ========       ========          ========         ========
Basic earnings per common share:
  Weighted Average Shares of Common Stock
     Outstanding (thousands).............   160,969        105,534                            176,725(4)
  Income Before Extraordinary Charge.....  $   0.29       $   0.01                           $   0.22(4)
  Extraordinary charge...................  $  (0.01)      $     --                           $     --(4)
  Net Income.............................  $   0.28       $   0.01                           $   0.22(4)
Diluted Earnings per Common Share:
  Weighted Average Shares of Common Stock
     Outstanding Before Dilutive Effect
     of Certain Trust Preferred
     Securities (thousands)..............   169,311        106,898                            185,320(4)
  Income Before Extraordinary Charge and
     Dilutive Effect of Certain Trust
     Preferred Securities................  $   0.27       $   0.01                           $   0.21(4)
  Dilutive Effect of Certain Trust
     Preferred Securities................  $     --       $     --                           $     --(4)
  Income Before Extraordinary Charge.....  $   0.27       $   0.01                           $   0.21(4)
  Extraordinary Charge...................  $     --       $     --                           $     --(4)
  Net Income.............................  $   0.27       $   0.01                           $   0.21(4)



   See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                              CALPINE CORPORATION



                          NOTES TO UNAUDITED PRO FORMA


                    COMBINED CONDENSED FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION



     THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS ARE PRESENTED TO GIVE EFFECT TO THE ACQUISITION OF ENCAL BY CALPINE UNDER THE POOLING OF INTERESTS METHOD OF ACCOUNTING. The unaudited pro forma combined financial statements have been prepared from the historical consolidated audited financial statements of Encal (see Note 2) and Calpine as at December 31, 2000 and for the three years in the period then ended. The unaudited pro forma balance sheet assumes the transaction had been consummated on December 31, 2000. The pro forma income statement for each of the three years in the period then ended assumes that the transaction had been consummated on January 1, 1998.



     The unaudited pro forma combined financial statements do not reflect any cost savings or other synergies which may result from the transaction and are not necessarily indicative of future results of operations or financial position. THESE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS ARE PRESENTED IN ACCORDANCE WITH U.S. GAAP UNDER THE SUCCESSFUL EFFORTS METHOD OF ACCOUNTING FOR OIL AND GAS PROPERTIES IN U.S. DOLLARS. Accounting policies used in the preparation of the unaudited pro forma combined financial statements are in accordance with those used in the preparation of the historical consolidated financial statements of Calpine as at December 31, 2000 and for the year then ended. The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements of Encal and Calpine, including the notes thereto, included or incorporated by reference in this prospectus.



2. CONVERSION OF ENCAL TO U.S. GAAP AND U.S. DOLLARS



     The historical consolidated financial statements of Encal were prepared under Canadian GAAP and in Canadian dollars. For these unaudited pro forma combined financial statements, the historical financial information of Encal has been converted to U.S. GAAP using the full cost method of accounting for oil and gas properties and converted to U.S. dollars using the December 31, 2000 exchange rate as reported by the Federal Reserve Bank of New York of Cdn. $1.00 to U.S. $0.6669 and the average exchange rate as reported by the Federal Reserve Bank of New York of (a) Cdn. $1.00 to U.S. $0.6732 for the year ended December 31, 2000, (b) Cdn. $1.00 to U.S. $0.6730 for the year ended December 31, 1999 and (c) Cdn. $1.00 to U.S. $0.6740 for the year ended December 31, 1998. See
Note 10 to Encal's historical consolidated financial statements included herein for a description of the adjustments to convert Encal's financial statements from Canadian GAAP to U.S. GAAP using the full cost method of accounting for oil and gas properties.

                              CALPINE CORPORATION



                          NOTES TO UNAUDITED PRO FORMA


             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)



                        U.S. GAAP BALANCE SHEET -- ENCAL



                                                                   DECEMBER 31, 2000
                                                   --------------------------------------------------
                                                     ENCAL
                                                   HISTORICAL                   ENCAL        ENCAL
                                                    CANADIAN     U.S. GAAP    HISTORICAL   HISTORICAL
                                                      GAAP      ADJUSTMENTS   U.S. GAAP    U.S. GAAP
                                                      (C$)         (C$)          (C$)       (U.S.$)
                                                   ----------   -----------   ----------   ----------
                                                                     (IN THOUSANDS)
ASSETS
Current Assets...................................  $  140,085    $     --     $  140,085    $ 93,423
Property, Plant and Equipment, Net...............     966,771     (37,049)       929,722     620,032
Other Non-current Assets.........................       3,335      (3,335)            --          --
                                                   ----------    --------     ----------    --------
     Total Assets................................  $1,110,191    $(40,384)    $1,069,807    $713,455
                                                   ==========    ========     ==========    ========
LIABILITIES
Accounts Payable.................................  $  120,019    $     --     $  120,019    $ 80,041
Long-Term Debt...................................     388,794          --        388,794     259,287
Other Non-current Liabilities....................     186,100      (9,360)       176,740     117,868
                                                   ----------    --------     ----------    --------
Total Liabilities................................  $  694,913    $ (9,360)    $  685,553    $457,196
                                                   ----------    --------     ----------    --------
STOCKHOLDERS' EQUITY
Common Stock and Additional Paid-in Capital......     262,282          --        262,282     196,498
Retained Earnings................................     152,996     (31,024)       121,972      80,411
Accumulated Other Comprehensive Loss -- Foreign
  Currency Translation...........................          --          --             --     (20,650)
                                                   ----------    --------     ----------    --------
       Total Stockholders' Equity................  $  415,278    $(31,024)    $  384,254    $256,259
                                                   ----------    --------     ----------    --------
Total Liabilities and Stockholders' Equity.......  $1,110,191    $(40,384)    $1,069,807    $713,455
                                                   ==========    ========     ==========    ========



                    U.S. GAAP STATEMENTS OF INCOME -- ENCAL



                                                                 YEAR ENDED DECEMBER 31, 2000
                                                      --------------------------------------------------
                                                        ENCAL
                                                      HISTORICAL                   ENCAL        ENCAL
                                                       CANADIAN     U.S. GAAP    HISTORICAL   HISTORICAL
                                                         GAAP      ADJUSTMENTS   U.S. GAAP    U.S. GAAP
                                                         (C$)         (C$)          (C$)       (U.S.$)
                                                      ----------   -----------   ----------   ----------
                                                                        (IN THOUSANDS)
Revenues............................................   $392,614      $    --      $392,614     $264,308
Cost of Revenues....................................    161,738       (4,017)      157,721      106,178
                                                       --------      -------      --------     --------
Gross Profit........................................    230,876        4,017       234,893      158,130
General and Administrative Expenses.................     12,534           --        12,534        8,438
                                                       --------      -------      --------     --------
  Income from Operations............................    218,342        4,017       222,359      149,692
Interest Expense....................................     26,713           --        26,713       17,983
Other Expense.......................................      2,388        1,287         3,675        2,475
                                                       --------      -------      --------     --------
  Income Before Provision for Income Taxes..........    189,241        2,730       191,971      129,234
Provision for Income Taxes..........................     89,078        1,854        90,932       61,215
                                                       --------      -------      --------     --------
  Income Before Extraordinary Charge................    100,163          876       101,039       68,019
                                                       --------      -------      --------     --------
  Net Income........................................   $100,163      $   876      $101,039     $ 68,019
                                                       ========      =======      ========     ========

                              CALPINE CORPORATION



                          NOTES TO UNAUDITED PRO FORMA


             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)



                                                                 YEAR ENDED DECEMBER 31, 1999
                                                      --------------------------------------------------
                                                        ENCAL
                                                      HISTORICAL                   ENCAL        ENCAL
                                                       CANADIAN     U.S. GAAP    HISTORICAL   HISTORICAL
                                                         GAAP      ADJUSTMENTS   U.S. GAAP    U.S. GAAP
                                                         (C$)         (C$)          (C$)       (U.S.$)
                                                      ----------   -----------   ----------   ----------
                                                                        (IN THOUSANDS)
Revenues............................................   $201,707      $    --      $201,707     $135,749
Cost of Revenues....................................    125,908       (4,377)      121,531       81,790
                                                       --------      -------      --------     --------
Gross Profit........................................     75,799        4,377        80,176       53,959
General and Administrative Expenses.................     10,395           --        10,395        6,996
                                                       --------      -------      --------     --------
  Income from Operations............................     65,404        4,377        69,781       46,963
Interest Expense....................................     17,959           --        17,959       12,086
Other Expense.......................................      1,768        2,048         3,816        2,569
                                                       --------      -------      --------     --------
  Income Before Provision for Income Taxes..........     45,677        2,329        48,006       32,308
Provision for Income Taxes..........................     20,300       (1,476)       18,824       12,669
                                                       --------      -------      --------     --------
  Income Before Extraordinary Charge................     25,377        3,805        29,182       19,639
                                                       --------      -------      --------     --------
  Net Income........................................   $ 25,377      $ 3,805      $ 29,182     $ 19,639
                                                       ========      =======      ========     ========



                                                                 YEAR ENDED DECEMBER 31, 1998
                                                      --------------------------------------------------
                                                        ENCAL
                                                      HISTORICAL                   ENCAL        ENCAL
                                                       CANADIAN     U.S. GAAP    HISTORICAL   HISTORICAL
                                                         GAAP      ADJUSTMENTS   U.S. GAAP    U.S. GAAP
                                                         (C$)         (C$)          (C$)       (U.S.$)
                                                      ----------   -----------   ----------   ----------
                                                                        (IN THOUSANDS)
Revenues............................................   $140,327      $   174      $140,501     $94,697
Cost of Revenues....................................    110,110       (5,056)      105,054      70,806
                                                       --------      -------      --------     -------
Gross Profit........................................     30,217        5,230        35,447      23,891
General and Administrative Expenses.................     10,153           --        10,153       6,843
                                                       --------      -------      --------     -------
  Income from Operations............................     20,064        5,230        25,294      17,048
Interest Expense....................................     13,362           --        13,362       9,006
Other Expense.......................................      1,490        7,017         8,507       5,733
                                                       --------      -------      --------     -------
  Income Before Provision for Income Taxes..........      5,212       (1,787)        3,425       2,309
Provision for Income Taxes..........................      2,475         (973)        1,502       1,012
                                                       --------      -------      --------     -------
  Income Before Extraordinary Charge................      2,737         (814)        1,923       1,297
                                                       --------      -------      --------     -------
  Net Income........................................   $  2,737      $  (814)     $  1,923     $ 1,297
                                                       ========      =======      ========     =======

                              CALPINE CORPORATION



                          NOTES TO UNAUDITED PRO FORMA


             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)



3. PRO FORMA ADJUSTMENTS



     (a) The following adjustments were made to reflect the conversion from the full cost method of accounting for oil and gas properties to the successful efforts method of accounting.



                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
                                                                 (IN THOUSANDS OF U.S.$)
Capitalized costs expensed under the successful efforts
  method of accounting.....................................  $(24,058)   $(16,841)   $(14,899)
Adjustment to record depreciation, depletion and
  amortization.............................................   (10,170)     (2,547)     (2,336)
Adjustment to reflect tax effect of pro forma
  adjustments..............................................    15,358       8,701       7,733
                                                             --------    --------    --------
Decrease net income........................................  $(18,870)   $(10,687)   $ (9,502)
                                                             ========    ========    ========



The cumulative adjustment to oil and gas properties at December 31, 2000 to reflect the conversion from the full cost method to the successful efforts method was a U.S.$127.5 million reduction to property, plant and equipment.



     (b) To adjust deferred income taxes by U.S.$57.1 million at December 31, 2000 for the tax effect of the adjustment to convert to the successful efforts method of accounting.



     (c) Reflects the estimated direct costs associated with the transaction between Encal and Calpine which approximate U.S.$34.0 million. These non-recurring costs, which are subject to change, will be charged to operations in the quarter in which the transaction is consummated. It is expected that substantially all of the costs related to this transaction will be paid within one year after the transaction is consummated.



4. PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING



     The unaudited pro forma weighted average number of common shares outstanding and weighted average number of common shares outstanding including dilution for each period has been calculated using an exchange ratio of 0.1493 exchangeable shares for each Encal common share, based on the number of Encal common shares that will be outstanding at the consummation of the business transaction with Encal.

                              PLAN OF DISTRIBUTION

                            DISTRIBUTION BY CALPINE

     Our common stock may be issued to you in several ways:

     - You have the right to exchange or cause the redemption of your exchangeable shares. You may require an exchange by us or redemption by Calpine Canada of your exchangeable shares for our common stock. These rights are called your:

      - exchange put rights; and

      - retraction rights;

     - Automatic exchange or redemption. Upon the occurrence of a specified triggering event, you will be required to exchange your exchangeable shares for our common stock. These rights arise automatically upon the occurrence of triggering events, and are called:

      - the automatic redemption right;

      - the liquidation right; and

      - the automatic exchange right;

     - We may exercise our call rights. Our call rights permit us to require an exchange of exchangeable shares for our common stock if you exercise your retraction rights or in any circumstance where Calpine Canada would redeem your exchangeable shares. The exchange may be made between you and one of our subsidiaries that we will designate, other than Calpine Canada. We plan to exercise our call rights, when available, and currently foresee no circumstances under which we would not exercise our call rights. We expect that you will receive our common stock through an exchange with one of our subsidiaries, as opposed to a redemption by Calpine Canada or through us, of your exchangeable shares for our common stock. While the consideration received upon an exchange with another of our subsidiaries or a redemption by Calpine Canada will be the same, the tax consequences will be substantially different. These call rights are called our:

      - retraction call rights;

      - liquidation call rights; and

      - redemption call rights.

YOUR RIGHTS TO EXCHANGE OR REDEEM YOUR SHARES

     We will grant your exchange put right described below to a Canadian trust company, as trustee, for the benefit of the holders of the exchangeable shares. You also have the right to retract any or all of your exchangeable shares.

     YOUR EXCHANGE PUT RIGHT. You may require us to exchange all or any part of your exchangeable shares for an equivalent number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. You may exercise your exchange put right by presenting to the trustee, at its principal offices in Calgary, Alberta or Toronto, Ontario:

     - written notice;

     - a certificate or certificates representing the exchangeable shares you desire to have us exchange; and

     - other documents and instruments as provided in the voting and exchange trust agreement among us, Calpine Canada and the trustee.

     An exchange pursuant to this right will be completed not later than the close of business on the third business day following receipt by the trustee of the items listed above. The notice you provide to the trustee will be irrevocable unless the exchange is not completed in accordance with the terms of the voting and exchange trust agreement.

     YOUR RETRACTION RIGHTS. Subject to applicable law and our retraction call right, you are entitled at any time to retract, or require Calpine Canada to redeem, any or all of your exchangeable shares and to receive an equal number of shares of our common stock plus all dividends on our common stock then payable but unpaid. You may retract by presenting to the trustee or Calpine Canada:

     - a certificate or certificates representing the number of exchangeable shares you desire to retract; and

     - a duly executed retraction request:

      - specifying the number of exchangeable shares you desire to retract;

      - stating the retraction date on which you desire to have Calpine Canada redeem your shares, which must be between five and ten business days from the date of delivery of the request; and

      - acknowledging our overriding retraction call right to purchase all but not less than all of the retracted shares directly from you and that the retraction request will be deemed to be a revocable offer by you to sell the retracted shares to us or to another subsidiary designated by us in accordance with our retraction call right on the terms and conditions described below.

     Calpine Canada will promptly notify us upon receipt of a retraction request. In order to exercise our retraction call right, we must notify Calpine Canada of our determination to do so within two business days of our receipt of notification. If we deliver the call notice within two business days, and you have not revoked your retraction request, Calpine Canada will not redeem the retracted shares and we will purchase or cause to be purchased from you the retracted shares on the retraction date. If we do not timely deliver the call notice and you have not revoked your retraction request, Calpine Canada will redeem the retracted shares on the retraction date. In the event that we do exercise our retraction call right, the closing of the purchase and sale of the retracted shares pursuant to the retraction call right will be deemed to occur as at the close of business on the retraction date, and no redemption by Calpine Canada of the retracted shares will take place on the retraction date.

     You may withdraw your retraction request by giving notice in writing to Calpine Canada before the close of business on the business day before your retraction date. If you withdraw your retraction request, your offer to sell the shares to us will be deemed to have been revoked. If, as a result of liquidity or solvency requirements or other provisions of applicable law, Calpine Canada is not permitted to redeem all the exchangeable shares you desire to retract, Calpine Canada will redeem only those exchangeable shares you have tendered as would be permitted by applicable law.

     If any of your exchangeable shares are not redeemed by Calpine Canada as a consequence of applicable law or purchased by us, you will be deemed to have required us to purchase your unretracted shares in exchange for an equal number of shares of our common stock, plus the amount of all of our dividends, payable and unpaid, on the retraction date or as soon as practicable thereafter pursuant to your exchange put right.

AUTOMATIC RIGHTS

     THE AUTOMATIC REDEMPTION RIGHT. Subject to applicable law and our redemption call rights, on an automatic redemption date, Calpine Canada will redeem all of the then outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. Notwithstanding any proposed redemption of the exchangeable shares, our redemption call rights give us the overriding right to acquire, or to cause one of our other subsidiaries to acquire, on an automatic redemption date all but not less than all of the outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus the amount of all of our dividends, payable and unpaid.

     An automatic redemption date is the first to occur of:

     - the date selected by the Calpine Canada board of directors, if the selected date is later than the first anniversary of the closing of our acquisition of Encal;

     - the date selected by the Calpine Canada board of directors, if less than 5% of the number of exchangeable shares issuable at the closing of our acquisition of Encal, other than exchangeable shares held by us and entities owned or controlled by us, are outstanding;

     - the date on which the share purchase rights issued pursuant to our rights agreement separate from our common stock and become exercisable (for a description of our rights plan, see "Description of Our Capital
       Stock -- Anti-Takeover Effects of Provision of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Laws -- Rights Plan");

     - the business day prior to the record date for any meeting or vote of the Calpine Canada shareholders to consider any matter in which the holders of exchangeable shares would be entitled to vote as Calpine Canada shareholders, but, except as described in the bullet immediately below, excluding certain meetings or votes regarding certain changes to the rights, privileges, restrictions or conditions of the exchangeable shares requiring the approval of the holders of the exchangeable shares; and

     - the business day following the day on which the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares, if and to the extent the action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, if the approval or disapproval, as applicable, of the change would be required to maintain the economic and legal equivalence of the exchangeable shares and our common stock.

     At least 45 days before an automatic redemption date (or as soon as reasonably practicable after Calpine Canada has knowledge of the occurrence of an automatic redemption date, if not known 45 days before the automatic redemption date) or before a possible automatic redemption date which may result from a failure of the holders of the exchangeable shares to take a necessary action as described in the bullet immediately above, Calpine Canada shall provide you with written notice of the proposed redemption or possible redemption of the exchangeable shares by Calpine Canada or the purchase of the exchangeable shares by us pursuant to our redemption call right, as the case may be. In the case of a possible automatic redemption date, the notice will be given contingently and will be withdrawn if the contingency does not occur.

     THE LIQUIDATION RIGHT. Subject to our liquidation call right, in the event of the liquidation, dissolution or winding-up of Calpine Canada or any other distribution of assets of Calpine Canada among its shareholders for the purpose of winding-up its affairs, you will be entitled to receive for each exchangeable share one share of Calpine common stock, together with all dividends on our common stock then payable but unpaid.

     THE AUTOMATIC EXCHANGE RIGHT. In the event of a Calpine liquidation event, we will be deemed to have purchased each outstanding exchangeable share and you will be deemed to have sold your exchangeable shares to us for an equal number of shares of Calpine common stock, plus the equivalent amount of all Calpine dividends, payable and unpaid, immediately prior to the effective time of the Calpine liquidation event.

     A Calpine liquidation event is:

     - any determination by our board to institute voluntary liquidation, dissolution or winding-up proceedings of Calpine or to effect any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; or

     - the earlier of receipt of notice of, and our otherwise becoming aware of, any threatened or instituted claim or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of Calpine or to effect any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

OUR CALL RIGHTS


     In the circumstances described below, we will have overriding call rights to acquire your exchangeable shares by delivering an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. DIFFERENT CANADIAN FEDERAL INCOME TAX CONSEQUENCES MAY ARISE DEPENDING UPON WHETHER WE EXERCISE OUR CALL RIGHTS OR WHETHER YOUR EXCHANGEABLE SHARES ARE REDEEMED BY CALPINE CANADA. See "Income Tax Considerations -- Canadian Federal Income Tax Considerations." We have the right to cause one of our other subsidiaries (other than Calpine Canada) to exercise the overriding call rights in our place by purchasing your exchangeable shares and delivering the common shares of our common stock and other consideration that you are entitled to receive. In any circumstance where we are required to purchase your exchangeable shares, we may cause this separate Canadian subsidiary to acquire from us and deliver to you the shares of our common stock. Whether the exchange is done with us or with one of our subsidiaries (other than Calpine Canada), the Canadian federal income tax consequences of the exchange to the holder will be identical. For a discussion of the United States federal income tax consequences of the exchange, see "Income Tax Considerations -- Certain United States Federal Income Tax Considerations -- Exchange of Exchangeable Shares."


     OUR RETRACTION CALL RIGHT. If you request the redemption by Calpine Canada of your exchangeable shares, you will be deemed to offer your exchangeable shares to us, and we will have an overriding retraction call right to acquire (or cause one of our other subsidiaries to acquire) all, but not less than all, of the exchangeable shares that you have requested Calpine Canada to redeem in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid.

     OUR LIQUIDATION CALL RIGHT. We will be granted an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Calpine Canada or any other distribution of the assets of Calpine Canada among its shareholders for the purpose of winding-up its affairs, to acquire (or cause one of our other subsidiaries to acquire) all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable and unpaid. Upon the exercise of our liquidation call right, you will be obligated to transfer your exchangeable shares to us (or to a subsidiary that we designate). The acquisition of all of the outstanding exchangeable shares upon the exercise of our liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Calpine Canada.

     OUR REDEMPTION CALL RIGHT. We have an overriding redemption call right to acquire (or cause one of our other subsidiaries to acquire) on an automatic redemption date all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid, and, upon the exercise of our redemption call right, you will be obligated to transfer your shares to us (or to a subsidiary that we designate).

     If we exercise one or more of our call rights, we will directly issue our common stock to you and will become the holder of your exchangeable shares, or we will cause one of our other subsidiaries (other than Calpine Canada) to deliver our common stock to you and it will become the holder of your exchangeable shares. We or, if applicable, our subsidiary, will not be entitled to exercise any of the voting rights attached to your exchangeable shares. If we decline to exercise our call rights when available, we will be required to issue our common stock as Calpine Canada directs, including to Calpine Canada, which will, in turn, transfer our common stock to you in consideration for the return and cancellation of your exchangeable shares. In the event we do not exercise our call rights when applicable and instead deliver our common stock as Calpine Canada directs, you would receive the same consideration, but the Canadian tax consequences will be substantially different. See "Income Tax
Considerations -- Canadian Federal Income Tax Considerations." However, we anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which we would not exercise our call rights. In addition, we do not anticipate any restriction or limitation on the number of exchangeable shares we or our subsidiary would acquire upon the exercise of our call rights.

                         DISTRIBUTION BY SELLING HOLDER

     Following our distribution of common stock to the selling holder as described above, the selling holder may offer and sell such common stock from time to time directly to purchasers. Alternatively, the selling holder may from time to time offer those shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holder or the purchasers of the common stock for whom they act as agents. The selling holder and any underwriters, broker-dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such common stock and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling holder's common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or in the over-the-counter market, or

     - through the writing and exercise of options.

     At the time a particular offering of the common stock is made by the selling holder, such selling holder must provide a copy of this prospectus, which sets forth the name of the selling holder and the aggregate amount of common stock being offered. A prospectus supplement will also be distributed at the time a particular offering is made, setting forth additional information, if any, concerning terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holder and any discounts, commissions or concessions allowed or reallowed to be paid broker-dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold unless it has been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     The selling holder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, which provisions may limit the timing of purchases and sales of any of the common stock by the selling holder. This may affect the marketability of the offered shares of common stock.

     We have borne all fees and expenses incurred in connection with the registration of the common stock. The selling holder will pay all expenses incident to the offer and sale of the common stock, including broker's commissions and underwriting discounts and commissions, if any.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been incorporated by reference or attached as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of our common stock that became effective on

October 7, 1999, the 2 for 1 split of our common stock that became effective on June 8, 2000 and the 2 for 1 split of our common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock to be outstanding upon the redemption or exchange of the exchangeable shares will be fully paid and non-assessable. Pursuant to a rights agreement entered into in June of 1997, our shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit to the Registration Statement of which this prospectus constitutes a part. See "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law -- Rights Plan."

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The New York Stock Exchange.


                                                            HIGH        LOW
                                                           -------    -------
1999
First Quarter............................................  $ 4.672    $ 3.157
Second Quarter...........................................    7.375      4.391
Third Quarter............................................   11.969      6.852
Fourth Quarter...........................................   16.375     10.633
2000
First Quarter............................................  $30.750    $16.094
Second Quarter...........................................   35.219     18.125
Third Quarter............................................   52.250     32.250
Fourth Quarter...........................................   52.969     32.250
2001
First Quarter............................................  $ 58.04    $ 29.00
Second Quarter (through April 12, 2001)..................  $ 56.25    $ 45.00



     As of April 12, 2001, there were approximately 667 holders of record of our common stock. On April 12, 2001, the last sale price reported on The New York Stock Exchange for our common stock was $51.38 per share.


DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK


     As of April 16, 2001, there were no shares of preferred stock outstanding. Our board of directors has the authority, without further vote or action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. Our board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by our stockholders. Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of our common stock.



     Our board of directors has authorized the issuance of up to 500,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by our board of directors on June 5, 1997. On April 16, 2001, no shares of our participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware -- Rights Plan," below.



     In connection with our business combination with Encal, a series of preferred stock, consisting of one share, will be designated as special voting preferred stock, having a par value of $.001 per share and a liquidation preference of $.001. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock will possess a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding exchangeable shares from time to time not owned by us or any entity controlled by us. The holders of our common stock and the holder of the share of special voting preferred stock will vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding exchangeable shares will automatically be exchanged for shares of our common stock, and the holder of the share of special voting preferred stock will not be entitled to receive any assets available for distribution to our stockholders. The holder of the share of special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock will be issued to CIBC Mellon Trust Company, as trustee under a voting and exchange trust agreement among us, Calpine Canada and the trustee. At such time as the one share of special voting preferred stock has no votes attached to it because there are no exchangeable shares outstanding not owned by us or an entity controlled by us, the share of special voting preferred stock will be canceled.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, RIGHTS PLAN AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as therein defined) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of our board of directors, or by the chairman or secretary upon the written request of a majority of the total number of directors we would have if there were no vacancies on our board of directors. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.


     The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.


     Rights Plan. On June 5, 1997, we adopted a stockholders' rights plan to strengthen our ability to protect our stockholders. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of Calpine or its stockholders. To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a "unit," of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $80.00 per unit, subject to adjustment. The rights will become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.


     If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right's exercise price a number of the acquiring company's shares of common stock having a market value of twice the right's exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right's exercise price.

     The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any of its direct or indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                           INCOME TAX CONSIDERATIONS

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Macleod Dixon LLP, our Canadian counsel, the following is a fair and adequate summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Canadian Income Tax Act)" if you hold exchangeable shares or acquire our common stock on the exchange of exchangeable shares and if, for purposes of the Canadian Income Tax Act, you deal with us at arm's length and hold your exchangeable shares and will hold our common stock as capital property. This discussion does not apply to you if you are a "financial institution", as defined in the Canadian Income Tax Act, and are therefore subject to the mark-to-market provisions of the Canadian Income Tax Act.

     The exchangeable shares and our common stock will generally be considered to be capital property to you unless the shares are held by you in the course of carrying on a business of buying and selling similar securities or the shares are acquired in a transaction considered to be an adventure in the nature of trade. If you are a resident of Canada and the exchangeable shares might not otherwise qualify as capital property, you may be entitled to obtain this qualification by making the irrevocable election provided under subsection 39(4) of the Canadian Income Tax Act. If you do not hold your exchangeable shares or will not hold our common stock as capital property, you should consult your own tax advisors for information and advice having regard to your particular circumstances.

     This summary is based on the current provisions of the Canadian Income Tax Act and regulations thereunder, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, (the "Canada-U.S. Tax Convention") and our counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Canadian Income Tax Act and regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all of these proposed amendments will be enacted in their present form. No assurances can be given that any proposed amendments will be enacted in the form proposed, if at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described below. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions relating to the exchangeable shares or the acquisition of our common stock on the exchange of exchangeable shares.

     For purposes of the Canadian Income Tax Act, all amounts otherwise denominated in United States dollars relating to the acquisition, holding or disposition of our common stock, including dividends, adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO YOU. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary will apply to you if, for the purposes of the Canadian Income Tax Act and any applicable income tax treaty or convention, you are resident or deemed to be resident in Canada at all relevant times. This summary does not apply to you if we are or will be a "foreign affiliate" of you as defined in the Canadian Income Tax Act.

REDEMPTION OF EXCHANGEABLE SHARES

     On a redemption (including a retraction) of your exchangeable shares by Calpine Canada, you will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital of the exchangeable shares so redeemed. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Calpine Canada at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. The taxation of dividends received on the exchangeable shares is described below. We anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Calpine Canada.

     On a redemption (including a retraction) of your exchangeable shares, you will also be considered to have disposed of your exchangeable shares, but the amount of the deemed dividend, described above, will be excluded in computing your proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. If you are a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described below.

EXCHANGE OF EXCHANGEABLE SHARES WITH US

     On an exchange of your exchangeable shares with us or one of our Canadian subsidiaries for our common stock, you will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of your exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of the exchangeable shares immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of our common stock which you receive (plus any other amounts received by you as part of the exchange). The taxation of capital gains and capital losses is described below.

DIVIDENDS ON EXCHANGEABLE SHARES

     If you are an individual, dividends received or deemed to be received on the exchangeable shares will be included in computing your income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

     If you are a corporation other than a "specified financial institution", as defined in the Canadian Income Tax Act, dividends received or deemed to be received on the exchangeable shares normally will be included in your income and be deductible in computing your taxable income.

     The exchangeable shares will be "term preferred shares", as defined in the Canadian Income Tax Act. Consequently, if, you are a "specified financial institution", as defined in the Canadian Income Tax Act, a dividend received on the exchangeable shares will be deductible in computing your taxable income only if:

          1. you did not acquire the exchangeable shares in the ordinary course of carrying on your business; or

          2. at the time the dividend is received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE) and you, either alone or together with persons with whom you do not deal at arm's length, do not receive (or be deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

     In addition, to the extent that a deemed dividend arises on the redemption of the exchangeable shares by Calpine Canada, the dividend may be deductible by specified financial institutions in accordance with the exceptions outlined above. If you are a specified financial institution, you should consult your own tax advisors.

     If you are a "private corporation", as defined in the Canadian Income Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, you may be liable under Part IV of the Canadian Income Tax Act to pay a refundable tax of 33 1/3% of any dividends received or deemed to be received on your exchangeable shares to the extent that these dividends are deductible in computing your taxable income.

     If you are throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6 2/3% on your "aggregate investment income" for the year which will include dividends or deemed dividends that are not deductible in computing taxable income.

     If you are a corporation, the amount of any capital losses arising from a disposition or deemed disposition of exchangeable shares may be reduced by the amount of any dividends received or deemed to have been received by you on the exchangeable shares to the extent and under circumstances prescribed by the Canadian Income Tax Act. Similar rules may apply where you are a corporation and a member of a partnership or a beneficiary of a trust that owns these shares.

ACQUISITION AND DISPOSITION OF OUR COMMON STOCK

     The cost of our common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such exchangeable shares at the time of that event, and will be averaged with the adjusted cost base of any other shares of our common stock held by you at that time as capital property. A disposition or deemed disposition of our common stock by you will generally result in the realization of a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of these shares immediately before the disposition. The taxation of capital gains and capital losses is described below.

DIVIDENDS ON OUR COMMON STOCK

     Dividends on our common stock will be included in your income for the purposes of the Canadian Income Tax Act. If you are an individual, you will not be subject to the gross-up and dividend tax credit rules in the Canadian Income Tax Act applicable to dividends received from corporations resident in Canada. If you are a corporation, you will be required to include these dividends in computing your income and generally will not be entitled to deduct the amount of these dividends in computing your taxable income.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6 2/3% of its "aggregate investment income" for the year which will include these dividends.

     If there is United States non-resident withholding tax on any dividends you receive on our common stock, you will generally be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Income Tax Act.

TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

     One-half of any capital gain realized on a disposition or deemed disposition of exchangeable shares or our common stock must be included in your income for the year of the disposition. You generally may be able to deduct one-half of any capital losses against one-half of any capital gains realized in the year of the disposition. Any capital losses in excess of capital gains in the year of the disposition may generally be carried back and deducted against net capital gains (capital gains less capital losses) up to three taxation years or carried forward indefinitely, to the extent and in the circumstances prescribed in the Canadian Income Tax Act.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Income Tax Act.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

FOREIGN PROPERTY INFORMATION REPORTING

     With some exceptions, any taxpayer resident in Canada in the year is a "specified Canadian entity", as defined in the Canadian Income Tax Act. If you are a specified Canadian entity for a taxation year or fiscal period and the total cost amount of "specified foreign property", which would include our common stock and the exchangeable shares, at any time in the year or fiscal period exceeds C$100,000, you will be required to file an information return for the year or period disclosing prescribed information, your cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of the specified foreign property. You should consult your own advisors about whether you must comply with these rules with respect to the ownership of our common stock or the exchangeable shares.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of this summary will apply to you only if, for purposes of the Canadian Income Tax Act and any applicable tax treaty or convention, you will not be resident or deemed to be resident in Canada at any time while you hold exchangeable shares or our common stock, and if you will not use or hold the exchangeable shares or our common stock in the course of carrying on a business (including an insurance business) in Canada and, except as specifically discussed below, if those shares do not constitute "taxable Canadian property" to you as defined in the Canadian Income Tax Act.

     The exchangeable shares will generally not be taxable Canadian property to you at a particular time provided that these shares are listed on a prescribed stock exchange (which includes the TSE) and you, separately or together with persons with whom you do not deal at arm's length, have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of Calpine Canada or Encal at any time within five years preceding the particular time. Our common stock will generally not constitute taxable Canadian property to you.

     Provided the exchangeable shares or our common stock are not taxable Canadian property to you, you will not be subject to tax under the Canadian Income Tax Act on the exchange of exchangeable shares for our common stock (except to the extent the exchange gives rise to a deemed dividend as discussed below), or on the sale or other disposition of exchangeable shares or our common stock.

     Dividends paid or deemed to be paid on the exchangeable shares will be subject to non-resident withholding tax under the Canadian Income Tax Act at the rate of 25%, although this rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Convention, the rate of non-resident withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the convention.

     A holder whose exchangeable shares are redeemed by Calpine Canada (either under redemption rights or pursuant to retraction rights) will be deemed to receive a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital of the exchangeable shares at the time the exchangeable shares are redeemed. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Calpine Canada at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. Any deemed dividend will be subject to non-resident withholding tax as described in the preceding paragraph. However, we anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Calpine Canada.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion of the principal United States federal income tax consequences of the receipt, ownership and disposition of exchangeable shares is the opinion of Covington & Burling, who acted as United States counsel to Calpine in connection with our business combination with Encal. This discussion is based, in part, on certain representations and agreements made by Calpine, and the assumption that such representations were, as of the date made and as of the effective time of the business combination (the "Effective Time"), true and correct, that such agreements will be complied with and that the business combination will be consummated in accordance with the combination agreement and plan of arrangement relating to the business combination.

     This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), United States Treasury regulations, proposed and final, issued thereunder, and judicial and administrative interpretations of the U.S. Code and regulations, in each case as in effect and available as of the date of this prospectus. These income tax laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of this prospectus. These income tax laws and regulations are also subject to various interpretations, and the United States Internal Revenue Service (the "IRS") or the United States courts could later disagree with the explanations or conclusions contained in this summary.

     No statutory, judicial or administrative authority exists that directly addresses the United States federal income tax consequences of the receipt and ownership of instruments comparable to the exchangeable shares. Consequently, the United States federal income tax treatment of the receipt of exchangeable shares and the exchange of exchangeable shares for shares of Calpine common stock is not certain. No advance ruling has been sought or obtained from the IRS regarding the tax consequence of any of the transactions described herein and there can be no assurance that the IRS would not challenge the conclusions contained in the discussion below, or, if challenged, that a court would not agree with the IRS.

     As used herein, a "United States Holder" is a beneficial owner of Encal common shares, exchangeable shares or Calpine common stock, as the case may be, that, for United States federal income tax purposes, is: (1) a citizen or individual resident of the United States, (2) a corporation created or organized in or under the laws of the United States, or of any political subdivision thereof, (3) an estate or other entity the income of which is includible in its gross income for United States federal income tax purposes without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust. A "non-United States Holder" is a beneficial owner who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Encal common shares, the exchangeable shares or Calpine common stock, as the case may be, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A Holder that is a partnership and partners in such partnership should consult their tax advisers about the United States federal income tax consequences of receiving, holding and disposing of Encal common shares, exchangeable shares or Calpine common stock. This summary assumes that Encal is not a "controlled foreign corporation" and that neither Encal nor Calpine Canada is or will become a "foreign personal holding company" or a "passive foreign investment company" for United States federal income tax purposes. This discussion does not address persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the United States dollar, holders who hold Encal common shares, exchangeable shares or Calpine common stock, as the case may be, as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment, and holders of Encal common shares, exchangeable shares or Calpine common stock, as the case may be, who acquired their interests through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to Holders who hold Encal common shares as a capital asset and who will hold exchangeable shares and Calpine common stock, as the case may be, as a capital asset.


     This discussion does not address aspects of United States taxation other than United States federal income taxation under the U.S. Code, nor does it address all aspects of United States federal income taxation that may be applicable to a particular Holder in light of the Holder's particular circumstances. Accordingly, all Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences to them of the receipt, ownership and disposition of exchangeable shares and Calpine common stock, as the case may be, in light of their particular circumstances. In addition, this discussion does not address the United States state or local tax consequences or the foreign tax consequences of the business combination on the receipt, ownership and disposition of the exchangeable shares or Calpine common stock.

     HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, THE FOREIGN TAX CONSEQUENCES AND THE NON-TAX CONSEQUENCES OF THE BUSINESS COMBINATION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES, CALPINE COMMON STOCK AND ANCILLARY RIGHTS (AS DEFINED BELOW) AND CALL RIGHTS (AS DEFINED BELOW).

UNITED STATES HOLDERS

RECEIPT OF EXCHANGEABLE SHARES


     Although the matter is not free from doubt, Calpine and Calpine Canada intend to take the position that the receipt of the exchangeable shares is a taxable event for United States federal income tax purposes and that United States Holders who exchange Encal common shares for exchangeable shares should recognize gain or loss. If the exchange is a taxable event, a United States Holder will recognize gain or loss measured by the difference, if any, between the fair market value of the consideration received in exchange for the United States Holder's Encal common shares (i.e., the fair market value of the exchangeable shares received together with the amount of cash received in lieu of fractional shares, if any, or pursuant to the exercise of dissenters' rights) and the United States Holder's tax basis in the Encal common shares exchanged for that consideration. A United States Holder's tax basis in the exchangeable shares received should equal the fair market value of such shares at the Effective Time, and the holding period for such shares should begin on the day after the Effective Time. Any gain or loss recognized upon an exchange of Encal common shares will generally be United States source income, will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period for the Encal common shares exchanged is more than one year at the Effective Time.

     There can be no assurance that the IRS will not attempt to recharacterize the receipt of the exchangeable shares as a tax-free transaction. If the IRS were to successfully assert such a characterization: (i) United States Holders would recognize gain (but not loss) with respect to any cash received for fractional shares or pursuant to the exercise of dissenters' rights (as described below); (ii) the tax basis of the exchangeable shares received by a United States Holder would generally equal the tax basis of the Encal common shares surrendered, reduced by the amount of cash received in respect of such Encal common shares and increased by the amount of gain recognized on the receipt of the exchangeable shares; and (iii) the holding period of the exchangeable shares received by a United States Holder would include the holding period of the Encal common shares exchanged therefor.

ANCILLARY RIGHTS AND CALL RIGHTS

     Encal shareholders who receive exchangeable shares will also receive the "Ancillary Rights," which comprise the liquidation right, the automatic exchange right and your voting rights under the voting and exchange trust agreement. See "Plan of Distribution" and "Description of Our Capital Stock -- Preferred Stock." In addition, Encal shareholders who receive exchangeable shares may be deemed to grant the "Call Rights," which comprise the liquidation call right, the redemption call right and the retraction call right, which are each described in "Plan of Distribution." Calpine and Calpine Canada believe that the Ancillary Rights received and any Call Rights deemed to be granted by Encal shareholders generally will have only nominal value and, therefore, that neither their receipt or grant, as the case may be, nor the lapse of any Call Rights, should result in any material United States federal income tax consequences, although the value of such rights could vary depending on the circumstances of a particular Encal shareholder. It is possible, however, that the Service could take the position that the Ancillary Rights and the Call Rights have greater than nominal value. In such event, the receipt of Ancillary Rights and the lapse of any Call Rights could generate taxable income or loss of more than a nominal amount. Such gain or loss should be capital gain or loss to the United States Holder. United States Holders should consult their tax advisors with respect to the potential tax consequences of the receipt of the Ancillary Rights and the grant of the Call Rights pursuant to the business combination.

EXCHANGE OF EXCHANGEABLE SHARES

     There is no authority directly addressing the proper characterization of instruments similar to the exchangeable shares together with the associated Ancillary Rights and Call Rights or the exchange of exchangeable shares for Calpine common stock (including an exchange upon the occurrence of an automatic redemption date). As a result, the consequences to a United States Holder of such an exchange are unclear.


     A United States Holder may be justified in taking the position that the exchangeable shares (together with the associated Ancillary Rights and Call Rights) should be treated as stock of Calpine for United States federal income tax purposes and therefore that the exchange of the exchangeable shares for Calpine common stock is not a taxable event. If a United States Holder takes such a position, the aggregate tax basis of the Calpine common stock received pursuant to the exchange would equal the United States Holder's aggregate tax basis in the exchangeable shares and the holding period of the Calpine common stock received by such Holder would include the holding period of the exchangeable shares surrendered in the exchange. Calpine and Calpine Canada intend to take the position that the exchangeable shares, together with the Ancillary Rights and the Call Rights, represent stock of Calpine.


     Alternatively, if the exchangeable shares are characterized as representing an equity interest in Calpine Canada for United States federal income tax purposes, a United States Holder who exchanges its exchangeable shares for shares of Calpine common stock generally would recognize gain or loss. Such gain or loss would be measured by the difference, if any, between the fair market value of the shares of Calpine common stock at the time of the exchange and the United States Holder's tax basis in the exchangeable shares surrendered, and would generally be capital gain or loss, except with respect to any declared but unpaid dividends on the exchangeable shares. Under this alternative characterization, a United States Holder's tax basis in the shares of Calpine common stock received would be equal to the fair market value of such shares at the time of the exchange and the holding period for such shares would begin on the day after the exchange. However, even if the exchangeable shares are characterized as representing an equity interest in Calpine Canada, under certain limited circumstances, the exchange by a United States Holder of exchangeable shares for Calpine common stock may be characterized as a tax-free transaction. Whether an exchange by a particular United States Holder would be tax-free will depend upon the facts and circumstances existing at the time of the exchange and cannot be accurately predicted at the date of this prospectus.

     For United States federal income tax purposes, gain recognized on the exchange of exchangeable shares for shares of Calpine common stock generally will be treated as United States source gain, except that, under the terms of the Canada-U.S. Tax Convention, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange may be available as a credit against United States federal income taxes, subject to applicable limitations. A United States Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing United States taxable income.

DISTRIBUTIONS ON THE EXCHANGEABLE SHARES


     Calpine Canada and Calpine intend to treat dividends, if any, received by a United States Holder with respect to the exchangeable shares as dividends from Calpine. A United States Holder may be justified in taking this position. A United States Holder of exchangeable shares who takes this position generally will be required to include in gross income as ordinary income dividends paid on the exchangeable shares to the extent paid out of the earnings and profits of Calpine. Such dividends paid in Canadian dollars will be includible in the income of a United States Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the dividends are deemed received. United States Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received which are not converted into United States dollars on such date.


     Alternatively, it is possible that the IRS could take the position that any dividends received by a United States Holder with respect to the exchangeable shares are dividends from Calpine Canada. If the IRS were successful in asserting this position, any dividends paid on the exchangeable shares out of Calpine Canada's earnings and profits would be treated as foreign source dividend income and would generally not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Code.


     Under the terms of the Canada-U.S. Tax Convention, distributions with respect to the exchangeable shares received by United States Holders would be subject to Canadian withholding tax at a rate of 15% irrespective of any position that Calpine or the IRS may take. Subject to certain limitations of United States federal income tax law, a United States Holder should generally be entitled to either a credit against its United States federal income tax liability or a deduction in computing United States taxable income for Canadian income taxes withheld from distributions with respect to the exchangeable shares. The use of a credit may, however, be limited or precluded entirely if the United States Holder has no income that is treated as non-United States source income for United States federal income tax purposes.


DISSENTING SHAREHOLDERS

     A United States Holder who exercises the right to dissent from the business combination will recognize gain or loss on the exchange of such Holder's Encal common shares for cash in an amount equal to the difference between the amount of cash received (other than amounts, if any, which are or are deemed to be interest for United States federal income tax purposes, which amounts will be taxed as ordinary income) and such Holder's basis in its Encal common shares. Such gain or loss generally will be United States source income, will be capital gain or loss if the Encal common shares were held as capital assets at the Effective Time and will be long-term capital gain or loss if the United States Holder's holding period for the Encal common shares is more than one year at such time.

NON-UNITED STATES HOLDERS

     The following discussion is applicable to a non-United States Holder.

RECEIPT, EXCHANGE OR OTHER DISPOSITION OF EXCHANGEABLE SHARES AND CALPINE COMMON STOCK

     Subject to the discussion below under "-- Foreign Investment in Real Property Tax Act," a non-United States Holder generally will not be subject to United States federal income tax on any gain realized on the receipt of exchangeable shares in exchange for Encal common shares, on the sale or exchange of the exchangeable shares, or on the sale or exchange of shares of Calpine common stock, unless (i) such gain (A) in the absence of an applicable tax treaty, is effectively connected with a trade or business of the non-United States Holder in the United States, or (B) if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States or (ii) unless an applicable tax treaty provides otherwise the non-United States Holder is an individual who holds the Encal common shares, the exchangeable shares or the Calpine common stock, as the case may be, as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

DISTRIBUTIONS ON THE EXCHANGEABLE SHARES AND CALPINE COMMON STOCK


     Because Calpine and Calpine Canada intend to treat the dividends, if any, paid to non-United States Holders in respect of the exchangeable shares as dividends from Calpine, such amounts will generally be subject to United States withholding tax at a rate of 30% for United States federal income tax purposes. In general, dividends received by a non-United States Holder with respect to Calpine common stock that are not effectively connected with the conduct by such Holder of a trade or business in the United States will also be subject to United States withholding tax at a rate of 30 percent. The withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15%, generally, on dividends paid to residents of Canada under the Canada-U.S. Tax Convention).


FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

     Notwithstanding the discussion above, under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), gain or loss recognized by a non-United States Holder on the sale or exchange of Calpine common stock, as well as any gain or loss recognized on the sale or exchange of exchangeable shares (if such shares are treated by the IRS as representing stock of Calpine), will be subject to United States federal income tax as if such gain or loss were effectively connected with a United States trade or business if such shares are treated as "United States real property interests" ("USRPIs") (as defined below) and the non-United States Holder is a greater than 5% shareholder.


     A USRPI generally includes any interest (other than an interest solely as a creditor) in a "United States real property holding corporation" (a "USRPHC"). Calpine common stock and exchangeable shares will be USRPIs unless it is established under specific procedures that Calpine is not (and was not for the prior five-year period) a USRPHC. A corporation is a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50% of the sum of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). Calpine cannot give any assurance as to whether it is, at any time within the past five years it has been, or will in the future become a USRPHC.



     If it is determined that Calpine is, has been in the past five years or in the future becomes, a USRPHC, so long as Calpine's stock is regularly traded on an established securities market, an exemption should apply, except with respect to (i) a non-United States Holder of exchangeable shares, if on the date such exchangeable shares were acquired by such non-United States Holder the shares had a fair market value greater than the fair market value on such date of 5 percent of Calpine common stock; and (ii) a non-United States Holder whose beneficial and/or constructive ownership of Calpine common stock exceeds 5%. This exception should apply to both the Calpine common stock and to the exchangeable shares. Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-United States Holder who sells or otherwise disposes of exchangeable shares or Calpine common stock may be required to inform its transferee whether such shares constitute a United States real property interest.

     The foregoing discussion of the possible application of the FIRPTA rules to non-United States Holders is only a summary of certain material aspects of these rules. Because the United States federal income tax consequences to a non-United States Holder under FIRPTA may be significant and are complex, non-United States Holders are urged to discuss those consequences with their tax advisors.

BACKUP WITHHOLDING AND INFORMATION REPORTING

UNITED STATES HOLDERS

     Payments of dividends made on, or the proceeds of the sale or other disposition of, the exchangeable shares and shares of Calpine common stock, as the case may be, may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a United States Holder under the backup withholding rules is allowable as a credit against the Holder's United States federal income tax, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     A non-United States Holder may be required to comply with certification procedures to establish that the Holder is not a United States person in order to avoid backup withholding tax requirements with respect to distributions on the exchangeable shares and shares of Calpine common stock, as the case may be. In addition, Calpine must report annually to the IRS and to each non-United States Holder the amount of any dividends paid to and the tax withheld with respect to, such Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States Holder resides.

                                 LEGAL MATTERS

     The validity of the shares of our common stock issuable hereunder will be passed upon for us by Covington & Burling, New York, New York. Certain U.S. federal income tax matters have been passed upon by Covington & Burling, and certain Canadian federal income tax matters have been passed upon by Macleod Dixon LLP, Calgary, Canada.

                              INDEPENDENT AUDITORS


     Calpine's audited financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.



     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Encal as at December 31, 2000 and 1999, and for each of the years in the three year period ended December 31, 2000, as set forth in their report. We have included Encal's financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ENCAL ENERGY LTD.



                                                              PAGE
                                                              ----
Auditor's Report............................................  F-2
Consolidated Balance Sheets as at December 31, 2000 and
  1999......................................................  F-3
Consolidated Statements of Earnings and Retained Earnings
  for the Years Ended December 31, 2000, 1999 and 1998......  F-4
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2000, 1999 and 1998..........................  F-5
Notes to the Consolidated Financial Statements..............  F-6

                                AUDITORS' REPORT



To the Directors of Encal Energy Ltd.



     We have audited the consolidated balance sheets of Encal Energy Ltd. as at December 31, 2000 and 1999 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the management of Encal. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.



     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Encal as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.



/s/ ERNST & YOUNG LLP
Chartered Accountants



Calgary, Canada


February 16, 2001

                          CONSOLIDATED BALANCE SHEETS



                               AS AT DECEMBER 31


                               (CDN. $ THOUSANDS)



                                                                  2000        1999
                                                                ---------    -------
ASSETS
CURRENT
Cash........................................................       11,064         --
Accounts Receivable.........................................      117,666     58,337
Inventory...................................................       11,355      7,784
                                                                ---------    -------
                                                                  140,085     66,121
PETROLEUM PROPERTY AND EQUIPMENT (NOTE 4)...................      966,771    706,375
DEFERRED FOREIGN EXCHANGE LOSSES (NOTE 6)...................        3,335      2,048
                                                                ---------    -------
                                                                1,110,191    774,544
                                                                =========    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts Payable............................................      120,019     69,965
                                                                ---------    -------
BANK DEBT (NOTE 5)..........................................      238,724    229,214
SENIOR NOTES PAYABLE (NOTE 6)...............................      150,070     72,165
SITE RESTORATION AND RECLAMATION............................       15,204     11,959
FUTURE INCOME TAXES.........................................      170,896     81,818
                                                                ---------    -------
                                                                  574,894    395,156
                                                                ---------    -------
SHAREHOLDERS' EQUITY
Share Capital (Note 7)......................................      262,282    256,590
Retained Earnings...........................................      152,996     52,833
                                                                ---------    -------
                                                                  415,278    309,423
                                                                ---------    -------
                                                                1,110,191    774,544
                                                                =========    =======



     See accompanying notes



On behalf of the Board:



          (signed) David D. Johnson                     (signed) Robert G. Jennings
                   Director                                       Director

           CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS



                        FOR THE YEARS ENDED DECEMBER 31


                  (CDN. $ THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                                 2000       1999       1998
                                                                -------    -------    -------
REVENUES
Petroleum and Natural Gas Sales.............................    545,684    253,373    176,463
Royalties...................................................    127,428     44,505     29,269
Hedging Charges (Note 8)....................................     25,642      7,161      6,867
                                                                -------    -------    -------
                                                                392,614    201,707    140,327
                                                                -------    -------    -------
EXPENSES
Production..................................................     59,156     47,908     41,910
General and Administrative..................................     12,534     10,395     10,153
Financing Charges...........................................     26,713     17,959     13,362
Depletion and Depreciation..................................    102,582     78,000     68,200
                                                                -------    -------    -------
                                                                200,985    154,262    133,625
                                                                -------    -------    -------
EARNINGS BEFORE TAXES.......................................    191,629     47,445      6,702
                                                                -------    -------    -------
TAXES
Future Income Taxes (Note 9)................................     89,078     20,300      2,475
Large Corporations Tax......................................      2,388      1,768      1,490
                                                                -------    -------    -------
                                                                 91,466     22,068      3,965
                                                                -------    -------    -------
NET EARNINGS FOR THE YEAR...................................    100,163     25,377      2,737
RETAINED EARNINGS, BEGINNING OF YEAR........................     52,833     27,456     24,719
                                                                -------    -------    -------
RETAINED EARNINGS, END OF YEAR..............................    152,996     52,833     27,456
                                                                =======    =======    =======
EARNINGS PER SHARE
Basic.......................................................       0.92       0.24       0.03
Fully Diluted...............................................       0.88       0.23       0.03
                                                                =======    =======    =======



     See accompanying notes

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                        FOR THE YEARS ENDED DECEMBER 31


                  (CDN. $ THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                               2000        1999        1998
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Earnings for the Year................................     100,163      25,377       2,737
Depletion and Depreciation...............................     102,582      78,000      68,200
Future Income Taxes......................................      89,078      20,300       2,475
Amortization of Deferred Foreign Exchange Losses (Note
  6).....................................................         713         648         732
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES.....................     292,536     124,325      74,144
Change in Non-Cash Working Capital from Operating
  Activities (Note 3)....................................     (27,718)    (21,326)        159
                                                             --------    --------    --------
                                                              264,818     102,999      74,303
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank Debt................................................       9,510      82,478      74,777
Senior Notes Payable (Note 6)............................      75,905         (39)         27
Common Shares............................................       5,692       7,183       4,898
                                                             --------    --------    --------
                                                               91,107      89,622      79,702
                                                             --------    --------    --------
CASH FLOWS USED IN INVESTING ACTIVITIES
Additions to Petroleum Property and Equipment............    (237,847)   (174,520)   (148,121)
Acquisitions of Petroleum Property and Equipment.........    (146,923)    (50,414)    (64,454)
Sales of Petroleum Property and Equipment................      25,730      28,325      49,069
Site Restoration and Reclamation.........................        (693)       (214)       (899)
Change in Non-Cash Working Capital from Investing
  Activities (Note 3)....................................      14,872       4,202      10,400
                                                             --------    --------    --------
                                                             (344,861)   (192,621)   (154,005)
                                                             --------    --------    --------
CHANGE IN CASH...........................................      11,064          --          --
                                                             ========    ========    ========
CASH FLOWS FROM OPERATIONS PER SHARE
  Basic..................................................        2.68        1.16        0.70
  Fully Diluted..........................................        2.53        1.10        0.67
                                                             ========    ========    ========



     See accompanying notes

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



1.   NATURE OF BUSINESS AND BASIS OF PRESENTATION



     Encal Energy Ltd. (the "Company" or "Encal") operates in the oil and gas industry in Alberta and British Columbia. The consolidated financial statements include the accounts of Encal and its wholly-owned subsidiaries, are stated in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States ("US GAAP") is contained in Note 10 to these statements.



     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.



2.   SIGNIFICANT ACCOUNTING POLICIES



INVENTORY



     Inventory is carried at the lower of average cost and net realizable value.



PETROLEUM PROPERTY AND EQUIPMENT



     Encal follows the full cost method of accounting for petroleum and natural gas properties. All costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, lease and well equipment, geological and geophysical salaries and overhead expenses related to exploration and development activities. Proceeds from disposal of properties are normally applied as a reduction of the cost of remaining assets without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.



     Encal applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of gross proven reserves at year end market prices less future production, general and administrative, financing, site restoration and reclamation, net of salvage values, and income tax costs plus the lower of cost or estimated market value of unproved properties.



     Depletion of petroleum and natural gas properties is calculated using the unit-of-production method based on estimated gross proven oil and gas reserves. Reserves are converted to common units on the approximate equivalent energy basis.



     Depreciation of corporate assets is provided using the straight line method at rates varying between 20 percent to 33 percent, based on the estimated service lives of the related assets.



SITE RESTORATION AND RECLAMATION



     Encal provides for the total future liability for site restoration and reclamation costs on wells and facilities using the unit-of-production method over the estimated life of the oil and gas reserves. The liability is based on estimates of the anticipated method and extent of site restoration, using current costs and in accordance with existing legislation and industry practice. Current year charges of $3,938,000 (1999 -- $2,770,000) is included in depletion and depreciation expense, with the accumulated provision being shown as a long-term liability. Actual site restoration costs are deducted from the provision in the year incurred.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



FOREIGN CURRENCY TRANSLATION



     Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year end exchange rates. Exchange gains or charges are included in earnings in the period incurred with the exception of the unrealized gains or losses on translation of long-term monetary liabilities, which are deferred and amortized over the remaining terms of such liabilities on a straight line basis.



MEASUREMENT UNCERTAINTY



     The amounts recorded for depletion and depreciation and impairment of petroleum property and equipment and for future site restoration and reclamation are based on estimates of gross oil and gas reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.



JOINT OPERATIONS



     Substantially all of the exploration and production activities of Encal are conducted jointly with others. These consolidated financial statements reflect only Encal's proportionate interest in such activities.



PER SHARE INFORMATION



     Per share information is calculated on the basis of the weighted average number of common shares outstanding during the year. Fully diluted per share information is calculated on the basis of the weighted average number of common shares that would have been outstanding during the year had all the stock options been exercised at the beginning of the year, or if the option was issued during the year, the date of their issuance.



DERIVATIVE FINANCIAL INSTRUMENTS



     Encal utilizes derivative financial instrument contracts to reduce its exposures to changes in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. Where petroleum and natural gas price swaps denominated in US dollars are entered into, Encal may use forward foreign exchange contracts to hedge against unfavorable Canadian/US dollar exchange rates. Gains and charges incurred on these contracts are recognized in earnings concurrently with the hedged transaction. In the case of interest rate swaps, the differential to be paid or received is accrued as interest rates change and is recognized over the term of the swap agreements. In accordance with Canadian GAAP, the fair values of these contracts are not reflected in the consolidated financial statements.



FUTURE INCOME TAXES



     Encal follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted.



SHARE BASED COMPENSATION PLAN



     Encal has a share based compensation plan which is described in Note 7. No compensation expense is recognized for this plan when options are granted to management, employees and directors. Any consideration paid by management, employees or directors on exercise of options is credited to share capital.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



3.   CHANGE IN NON-CASH WORKING CAPITAL



                                                                 2000       1999       1998
                                                                -------    -------    ------
Cash provided by (used for):
Accounts Receivable.........................................    (59,329)   (30,034)   (9,937)
Inventory...................................................     (3,571)     2,423    (4,284)
Accounts Payable............................................     50,054     10,487    24,780
                                                                -------    -------    ------
Change in Non-Cash Working Capital..........................    (12,846)   (17,124)   10,559
                                                                =======    =======    ======
These changes relate to the following activities:
Change in Non-Cash Working Capital from Operating
  Activities................................................    (27,718)   (21,326)      159
Change in Non-Cash Working Capital from Investing
  Activities................................................     14,872      4,202    10,400
                                                                -------    -------    ------
                                                                (12,846)   (17,124)   10,559
                                                                =======    =======    ======
Cash Payments for Interest and Income Taxes
Interest Paid on Debt.......................................     25,330     13,213     8,958
Large Corporations Tax......................................      2,595      1,411     1,549
                                                                -------    -------    ------
                                                                 27,925     14,624    10,507
                                                                =======    =======    ======



4.   PETROLEUM PROPERTY AND EQUIPMENT



                                          DECEMBER 31, 2000                     DECEMBER 31, 1999
                                 -----------------------------------   -----------------------------------
                                              ACCUMULATED      NET                  ACCUMULATED      NET
                                             DEPLETION AND    BOOK                 DEPLETION AND    BOOK
                                   COST      DEPRECIATION     VALUE      COST      DEPRECIATION     VALUE
                                 ---------   -------------   -------   ---------   -------------   -------
Petroleum and Natural Gas
  Properties...................  1,383,882     (419,325)     964,557   1,027,368     (323,974)     703,394
Corporate Assets...............     12,272      (10,058)       2,214       9,746       (6,765)       2,981
                                 ---------     --------      -------   ---------     --------      -------
                                 1,396,154     (429,383)     966,771   1,037,114     (330,739)     706,375
                                 =========     ========      =======   =========     ========      =======



     The cost of unevaluated property excluded from the depletion base as at December 31, 2000 was $109.7 million (1999 -- $85.4 million).



5.   BANK DEBT



     The Company has an unsecured $370 million term credit facility and a $30 million operating credit facility from Canadian chartered banks of which $238.7 million was outstanding under the term credit facility at December 31, 2000 (1999 -- $229.2 million). The bank debt bears interest at the lenders' prime lending rate, bankers' acceptance rates plus applicable margins or U.S. Libor rates plus applicable margins. Interest rates for 2000 averaged 7.23% (1999 -- 6.45%; 1998 -- 6.61%). The term credit facility is structured as a 364-day revolving credit, extendable annually with the lenders' approval. In the event the lenders do not consent to such extension, the revolving credit will convert to a five-year non-revolving reducing facility with semi-annual principal reductions in order that the facility be repaid by the maturity date of January 30, 2006. Financial covenants require that debt not exceed the borrowing base limit of $500 million.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



6.   SENIOR NOTES PAYABLE



     The senior notes payable represent two separate issues of U.S.$50 million senior unsecured notes. The first issue bears interest at 7.61% and matures on July 11, 2007. These notes are repayable in five equal annual installments of U.S.$10 million beginning July 11, 2003, with interest payable semi-annually in arrears until maturity. The second issue bears interest at 8.06% with a 10 year term maturing December 21, 2010. These 8.06% notes are repayable in five equal, annual installments of U.S.$10 million beginning December 21, 2006 with interest payable quarterly in arrears until maturity.



     As at December 31, 2000, the aggregate deferred foreign exchange loss arising upon translation of the two series of senior notes at the year end exchange rate was $3.3 million (1999 -- $2.0 million) net of accumulated amortization.



7.   SHARE CAPITAL



AUTHORIZED



Unlimited number of Class A Preferred Shares-issuable in series


Unlimited number of Class B Preferred Shares-issuable in series


Unlimited number of Common Shares



ISSUED AND OUTSTANDING COMMON SHARES                               NUMBER          VALUE
------------------------------------                            -------------    ---------
                                                                ($ THOUSANDS EXCEPT SHARE
                                                                         AMOUNTS)
Balance at December 31, 1997................................     104,784,161      244,509
Issued Pursuant to the Exercise of Stock Options............       1,450,947        4,898
                                                                 -----------      -------
Balance at December 31, 1998................................     106,235,108      249,407
Issued Pursuant to the Exercise of Stock Options............       2,044,768        7,183
                                                                 -----------      -------
Balance at December 31, 1999................................     108,279,876      256,590
Issued Pursuant to the Exercise of Stock Options............       1,291,589        5,692
                                                                 -----------      -------
Balance at December 31, 2000................................     109,571,465      262,282
                                                                 ===========      =======



     The weighted average number of shares outstanding (basic) is 108,984,564 (1999 -- 107,577,397; 1998 -- 105,533,966). The weighted average number of shares outstanding (fully diluted) is 116,301,742 (1999 -- 113,970,878; 1998 --
111,683,774). For 2000, the fully diluted earnings include imputed interest of $1,792,000 (1999 -- $867,000; 1998 -- $669,000) on the assumed proceeds from the exercise of options.



STOCK OPTIONS



     Under the terms of the stock option plan, options to purchase common shares may be granted to management, employees and directors at an exercise price and for an exercise period as determined by the Board of Directors. All outstanding options were granted for a five year term. Encal's stock option plan includes two types of options: traditional options and executive incentive options. The difference between the two types of options is their vesting provisions. Traditional options vest over a period of time, whereas executive incentive options vest when the common shares reach a target price over a 20 consecutive trading day period. At December 31, 2000, options to purchase 7,479,195 common shares were outstanding at prices ranging from $3.65 to $9.20 per share and expiring between 2001 to 2005.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



     Outstanding executive incentive options are as follows:



                                                                                VESTING TARGET PRICES
                                                                    EXERCISE          ($/SHARE)
                                                                      PRICE     ----------------------
GRANT DATE                                               NUMBER     ($/SHARE)    33.33%*     66.67%**
----------                                              ---------   ---------   ---------   ----------
December 6, 1996.....................................   1,400,000     3.65         5.74         6.38
March 24, 1997.......................................     225,000     4.10         5.74         6.38
July 29, 1998........................................     541,667     5.74         9.03        10.04
September 10, 1999...................................   1,083,333     8.25        10.04        11.16
                                                        ---------
                                                        3,250,000
                                                        =========


---------------


* Reflects a 12 percent compound annual growth rate over four years from the date of grant



**Reflects a 15 percent compound annual growth rate over four years from the date of grant



     Activity in the stock option plan through December 31, 2000 was as follows:



                                                                          EXERCISE PRICES
OPTIONS OUTSTANDING                                   NUMBER OF OPTIONS     ($/OPTION)      TOTAL VALUE
-------------------                                   -----------------   ---------------   -----------
                                                             ($ THOUSANDS EXCEPT SHARE AMOUNTS)
Balance at December 31, 1997.......................       5,792,604         2.66 - 5.35       $20,611
  Granted..........................................       2,733,501         4.40 - 6.00        14,641
  Cancelled........................................        (149,589)        2.70 - 5.10          (545)
  Exercised........................................      (1,450,943)        2.66 - 4.70        (4,897)
                                                         ----------         -----------       -------
Balance at December 31, 1998.......................       6,925,573         2.66 - 6.00       $29,810
  Granted..........................................       2,386,200         5.70 - 8.25        18,466
  Cancelled........................................        (215,668)        3.50 - 7.75        (1,182)
  Exercised........................................      (2,044,765)        2.66 - 5.35        (7,182)
                                                         ----------         -----------       -------
Balance at December 31, 1999.......................       7,051,340         2.70 - 8.25       $39,912
  Granted..........................................       2,129,850         6.25 - 9.20        17,407
  Cancelled........................................        (410,406)        3.30 - 8.00        (2,370)
  Exercised........................................      (1,291,589)        2.70 - 7.75        (5,692)
                                                         ----------         -----------       -------
Balance at December 31, 2000.......................       7,479,195         3.65 - 9.20       $49,257
                                                         ==========         ===========       =======



     Additional details on Encal's stock options outstanding as at December 31, 2000 are as follows:



               OUTSTANDING OPTIONS                             EXERCISABLE OPTIONS
  ----------------------------------------------   --------------------------------------------
     RANGE OF                       WEIGHTED         WEIGHTED                      WEIGHTED
  EXERCISE PRICES   NUMBER OF   AVERAGE EXERCISE   AVERAGE YEARS   NUMBER OF   AVERAGE EXERCISE
     ($/SHARE)       OPTIONS    PRICE ($/SHARE)      TO EXPIRY      OPTIONS    PRICE ($/SHARE)
  ---------------   ---------   ----------------   -------------   ---------   ----------------
           3.65     1,056,124         3.65               1         1,056,124         3.65
    4.00 - 4.99       351,267         4.22               1           337,534         4.21
    5.00 - 5.99     2,073,852         5.38               3         1,150,133         5.38
    6.00 - 6.99       443,977         6.37               4            79,609         6.46
    7.00 - 7.99        81,500         7.75               4            27,167         7.75
    8.00 - 9.20     3,472,475         8.33               5           180,556         8.25
                    ---------                                      ---------
    3.65 - 9.20     7,479,195         6.54               3         2,831,123         4.83
                    =========                                      =========

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



     As at December 31, 2000, Encal has reserved 1,164,169 Common Shares for future issuance under the stock option plan.



8.   FINANCIAL INSTRUMENTS



     Encal's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank debt and senior notes payable. The fair value of these financial instruments approximates their carrying amounts. Encal's hedging charges and gains are as follows:



                                                                 2000      1999      1998
                                                                ------    ------    ------
Crude Oil Hedging (Gains) Charges...........................    25,642     7,832    (3,467)
Crude Oil Foreign Exchange Hedging (Gains) Charges..........        --      (433)    6,657
Natural Gas Foreign Exchange Hedging (Gains) Charges........        --      (238)    3,677
                                                                ------    ------    ------
Net Hedging Charges.........................................    25,642     7,161     6,867
                                                                ======    ======    ======
Financing Charges -- Interest Rate Swap (Gains) Charges.....        62       114       (29)
                                                                ======    ======    ======



     Encal is a party to certain off-balance sheet derivative financial instruments, including crude oil, natural gas and interest rate swap contracts and fixed physical natural gas contracts. Encal enters into these contracts for the purpose of protecting a portion of its future Canadian dollar earnings and cash flows from operations from the volatility of crude oil and natural gas commodity prices, US/Canadian dollar exchange rates and interest rates. The swap contracts reduce fluctuations in petroleum and natural gas revenues and financing charges by locking in fixed forward prices on a portion of Encal's petroleum and natural gas sales, locking in the associated forward foreign exchange exposure, and locking in fixed interest rates on a portion of its floating rate debt.



     Contracts outstanding in respect of financial instruments were as follows:



                                                             AS AT DECEMBER 31, 2000
                                            ---------------------------------------------------------
                                                 QUANTITY           ENCAL RECEIVES       ENCAL PAYS
CRUDE OIL SWAPS                             (BARRELS PER MONTH)     (U.S.$WTI/BBL)     (U.S.$WTI/BBL)
---------------                             -------------------    ----------------    --------------
January 2001 to December 2001...........          30,000           $25.00 - $34.85*         WTI
January 2001 to December 2002...........          40,000           $21.00 - $29.05*         WTI



                                                                NOTIONAL AMOUNT
INTEREST RATE SWAPS                                                  (C$)          RATE (%)
-------------------                                             ---------------    --------
January 2001 to February 5, 2001............................      $50,000,000        6.77



                                                                AS AT DECEMBER 31, 1999
                                               ---------------------------------------------------------
                                                    QUANTITY          AVERAGE FIXED PRICE       HEDGE
CRUDE OIL SWAPS                                (BARRELS PER MONTH)      (U.S.$WTI/BBL)       TERMINATION
---------------                                -------------------    -------------------    -----------
                                                     66,000            $          17.85       Dec 2000
                                                     36,000            $17.50 - $21.25*       Dec 2000
                                                     42,000            $19.50 - $25.25*       Dec 2000
                                                     17,000            $21.00 - $27.75*       Jun 2000


---------------


*Represents an aggregation of all transactions of like terms with a minimum floor and a maximum cap.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



PHYSICAL NATURAL GAS CONTRACTS



                                                             AS AT DECEMBER 31, 2000
                                                   --------------------------------------------
                                                      NOTIONAL            ENCAL
                                                   CONTRACT AMOUNT      RECEIVES        ENCAL
                                                       (GJ/D)            ($/GJ)          PAYS
                                                   ---------------    -------------    --------
Fixed Price -- Alberta
Contract Period
April to October 2001 - 2003...................        10,000                  2.41      NIT
January 2001 to October 2003...................         5,000                  2.40      NIT
January 2001 to March 2001.....................         5,000                  7.01      NIT
April 2001 to October 2001.....................         5,000                  5.68      NIT
Costless Collars -- Alberta
January 2001 to March 2001.....................        45,000         5.50 - 17.50*      NIT
April 2001 to October 2001.....................         5,000         4.50 -  7.75*      NIT
Costless Collars -- British Columbia
January 2001 to March 2001.....................        20,000         7.45 - 15.10*    STN2/NIT



                                                             AS AT DECEMBER 31, 1999
                                                   --------------------------------------------
                                                      NOTIONAL            ENCAL
                                                   CONTRACT AMOUNT      RECEIVES        ENCAL
                                                       (GJ/D)            ($/GJ)          PAYS
                                                   ---------------    -------------    --------
Contract Period
April to October 2000 - 2003...................        10,000                  2.41      NIT
January 2000 to October 2003...................         5,000                  2.40      NIT


---------------


*Represents an aggregation of all transactions of like terms with a minimum floor and a maximum cap.



     On settlement, these contracts result in cash receipts to or payments by Encal for the difference between the fixed contract price (or in the case of costless collars, the fixed floor or cap, as applicable) and floating market rates for the applicable dollars and volumes fixed during the contract term. Such cash receipts or payments offset corresponding decreases or increases in Encal's risk management losses or interest expense.



     At December 31, 2000, the estimated fair values of the above financial instrument contracts were as follows:



RECEIVABLE (PAYABLE)                                             2000       1999
--------------------                                            -------    -------
Crude Oil Swaps.............................................        481     (5,331)
Interest Rate Swaps.........................................         (1)        --
Physical Natural Gas Contracts..............................    (55,621)    (5,980)



     The above estimated fair values are based on the market value of these instruments at the year end and represent the amounts Encal would receive or pay to terminate the contracts at year end. These instruments have no book values recorded in the consolidated financial statements.



     Encal may be exposed to certain losses in the event of non-performance by counterparties to these contracts. Encal mitigates this risk by entering into transactions with major international financial

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



institutions and commodity dealers with appropriate credit ratings and by ensuring that this credit risk is not concentrated with a small number of counterparties.



9.   FUTURE INCOME TAXES



     The liability for future income taxes is primarily due to the excess of the carrying value of property plant and equipment over the associated tax basis.



     The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate income tax rate to earnings before income taxes. The major components of these differences are as follows:



                                                                 2000       1999       1998
                                                                -------    -------    -------
Earnings Before Income Taxes................................    191,629     47,445      6,702
Corporate Income Tax Rate...................................      44.87%     44.88%     44.87%
                                                                -------    -------    -------
Expected Future Income Taxes................................     85,984     21,293      3,007
Increase (Decrease) in Future Income Taxes Resulting From:
  Non-deductible Crown Charges..............................     49,361     18,349     12,543
  Resource Allowance........................................    (42,564)   (17,697)   (12,074)
  Alberta Royalty Tax Credit................................       (233)      (617)      (636)
  Attributed Canadian Royalty Income........................     (3,793)      (788)      (939)
  Other.....................................................        323       (240)       574
                                                                -------    -------    -------
Future Income Taxes.........................................     89,078     20,300      2,475
                                                                =======    =======    =======



     Encal has the following deductions as December 31, 2000 available for future income tax purposes:



                                                                           MAXIMUM ANNUAL
                                                                           RATE OF CLAIM
                                                                           --------------
Canadian Exploration Expense................................     22,000          100%
Canadian Development Expense................................    106,000           30%
Canadian Oil and Gas Property Expense.......................    253,000           10%
Undepreciated Capital Cost..................................    152,000       6 - 30%
                                                                -------
                                                                533,000
                                                                =======



     In addition to the deductions above, Encal has $55.6 million of attributed royalty income available for deduction from future Alberta taxable income.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



10. U.S. GAAP AND U.S. DOLLAR SUMMARY INFORMATION



     Encal's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to Encal's consolidated financial statements, differ from US GAAP as follows:



     The application of US GAAP would have the following effects on net earnings and comprehensive income as reported:



                                                                (FOR YEARS ENDED DECEMBER 31)
                                                                -----------------------------
                                                                 2000       1999       1998
                                                                -------    -------    -------
Net Earnings -- Canadian GAAP...............................    100,163     25,377      2,737
                                                                -------    -------    -------
Deferred Foreign Exchange Losses(1).........................     (1,287)    (2,048)    (7,017)
Depletion and Depreciation(2)...............................      4,017      4,377      5,056
Future Income Taxes(2)......................................     (1,854)     1,476        973
Foreign Exchange Forward Contracts(3).......................         --         --        174
                                                                -------    -------    -------
                                                                    876      3,805       (814)
                                                                -------    -------    -------
Net Earnings and Comprehensive Income -- US GAAP............    101,039     29,182      1,923
                                                                =======    =======    =======
Net Earnings per Share -- Basic.............................       0.93       0.27       0.02
  Fully Diluted(4)..........................................       0.91       0.26       0.02



     The application of US GAAP would have the following effects on the balance sheets as reported:



                                                                   (AS AT DECEMBER 31)
                                                         ---------------------------------------
                                                                2000                 1999
                                                         ------------------   ------------------
                                                         CANADIAN     US      CANADIAN     US
                                                           GAAP      GAAP       GAAP      GAAP
                                                         --------   -------   --------   -------
Petroleum Property and Equipment(2)...................   966,771    929,722   706,375    665,309
Deferred Foreign Exchange Losses(1)...................     3,335         --     2,048         --
Future Income Taxes(2)................................   170,896    161,536    81,818     70,604
Retained Earnings.....................................   152,996    121,972    52,833     20,933


---------------


(1)Under US GAAP, unrealized gains or losses arising on translation of long term liabilities repayable in foreign funds would be included in earnings in the period in which they arise. See Note 2 for Canadian GAAP treatment.



(2)Under US GAAP, the discounted future net cash flows from proven reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a writedown is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis. At December 31, 2000, 1999 and 1998, no ceiling test writedowns under either Canadian GAAP or US GAAP were required. Under US GAAP, the ceiling test calculation in years prior to 1995 resulted in differences in the carrying values of petroleum property and equipment, future income taxes liability, depletion and depreciation, and future income taxes expense.



(3)Under US GAAP, foreign exchange forward contracts associated with anticipated future transactions are recognized in the financial statements at fair value, with any resulting gain or loss immediately reflected in income. Under Canadian GAAP, these contracts are accounted for as a hedge of the anticipated future transactions. Accordingly, gains and losses arising on the contracts are deferred and recognized in income in the period in which the underlying transactions are recognized.



(4)In determining fully diluted earnings per share, US GAAP requires the use of the treasury-stock method. Under this method, the fully diluted weighted average number of shares outstanding is calculated assuming that the proceeds obtained upon exercise of outstanding options are used to purchase common stock at the average market price during the period with the incremental shares included in the denominator of the fully diluted calculation.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



U.S.$ EQUIVALENTS



     The following information is based on US GAAP and translated from Canadian dollars into US dollars at the average exchange rates for each of the years presented.



                                                                      YEAR ENDED DECEMBER 31
                                                                -----------------------------------
                                                                  2000         1999         1998
                                                                ---------    ---------    ---------
                                                                 (U.S.$ THOUSANDS EXCEPT PER SHARE
                                                                             AMOUNTS)
Petroleum and Natural Gas Sales.............................     365,608      170,541      118,230
Net Earnings and Comprehensive Income.......................      68,019       19,639        1,296
  Per Share -- Basic........................................        0.62         0.18         0.01
  Per Share -- Fully Diluted................................        0.61         0.18         0.01
Cash Flow from Operations...................................     195,999       83,298       49,677
  Per Share -- Basic........................................        1.80         0.78         0.47
  Per Share -- Fully Diluted................................        1.77         0.74         0.46
Average Exchange Rate (C$)..................................        0.67         0.67         0.67



STOCK OPTION PLAN



     In accordance with APB 25 no amount of compensation expense has been recognized in the financial statements for stock options granted to management, employees and directors. The following table provides pro forma net earnings and net earnings per share in accordance with US GAAP had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date in accordance with SFAS No. 123.



                                             2000                  1999                  1998
                                      -------------------   -------------------   -------------------
                                      US GAAP   PRO FORMA   US GAAP   PRO FORMA   US GAAP   PRO FORMA
                                      -------   ---------   -------   ---------   -------   ---------
Net Earnings (C$ thousands).........  101,039    96,391     29,182     26,386      1,923        40
Net Earnings per Share ($/share)....    0.93       0.88       0.27       0.25       0.02      0.00



     The pro forma amounts may not be indicative of future results. Additional awards in future years are anticipated.



     Stock options granted in 2000 had an estimated weighted average fair value of $2.87 per option (1999 -- $2.81 per option, 1998 -- $1.85 per option). All options issued by Encal permit the holder to purchase one common share at the stated exercise price.



     The estimated fair value of stock options issued was determined using the Black-Scholes model using the following weighted average assumptions:



                                                                2000    1999    1998
                                                                ----    ----    ----
Risk Free Interest Rate (%).................................    7.23    6.50    5.13
Estimated Hold Period Prior to Exercise (years).............       4       4       4
Volatility in the Price of Encal's Common Shares (%)........    35.4    35.5    34.6



NEW PRONOUNCEMENTS



     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133) Accounting for Derivative Instruments and Hedging Activities, which together with its related amendments FAS 137 and FAS 138, are required to be adopted in years beginning after June 15, 2000.

                       DECEMBER 31, 2000, 1999, AND 1998


   (TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED)



Encal has adopted the new Statements effective January 1, 2001. These Statements will require Encal to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.



     Based on Encal's derivative position at December 31, 2000, Encal estimates that upon adoption of these Statements, it will record a $0.3 million gain (net of tax) for the cumulative effect of an accounting change.



11. SUBSEQUENT EVENT



     On February 8, 2001 Encal announced that it had entered into a combination agreement with Calpine Corporation ("Calpine") (NYSE: CPN) whereby Calpine will offer $12.00 of equivalent shares of Calpine common stock for each outstanding Encal common share.



     As a result of the arrangement, shareholders will receive a fixed value of C$12.00 per common share, payable in the form of exchangeable shares of Calpine Canada Holdings Ltd., a Canadian subsidiary of Calpine. The number of exchangeable shares to be received for each common share will be determined based on the weighted average trading price of the shares of Calpine common stock for the ten consecutive trading days ending on the third trading day before the special meeting, including any adjournment thereof, and based on the average exchange rate from U.S. dollars to Canadian dollars for such ten day period. Each exchangeable share will have economic and voting rights equivalent to one share of Calpine common stock and will be exchangeable for one share of Calpine common stock.



     The transaction has been unanimously approved by the Boards of Directors of both companies, and will require approval by at least 66 2/3% of Encal shareholders and Encal optionholders, voting as one class. Encal's major shareholder, Ontario Teachers' Pension Plan Board, plus the directors and officers of Encal, who collectively own approximately 33% of the fully diluted shares, have agreed to vote their shares and options in favor of the transaction. Encal expects to mail its Information Proxy Circular to shareholders in March 2001.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by Calpine in connection with issuance and distribution of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC registration statement filing fee.......................  $349,500
Accounting fees and expenses................................    75,000
Legal fees and expenses.....................................    50,000
Printing fees...............................................    75,000
Transfer agent fees.........................................     5,000
Miscellaneous...............................................    15,500
                                                              --------
  Total.....................................................  $570,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with Delaware Law, the certificate of incorporation of Calpine contains a provision to limit the personal liability of the directors of Calpine for violations of their fiduciary duty. This provision eliminates each director's liability to Calpine or its stockholders for monetary damages except
(i) for any breach of the director's duty of loyalty to Calpine or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. The certificate of incorporation further provides that, if the Delaware Law is amended to further reduce the liability of a corporation's directors for breaches of fiduciary duty, then a director of Calpine shall not be liable for any such breach to the fullest extent permitted by the law as so amended.

     Article Ten of the bylaws of Calpine provides for indemnification of the officers and directors of Calpine to the fullest extent permitted by applicable law.

     Calpine has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and Calpine's bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against Calpine or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by Calpine, and Calpine would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of Calpine but would be offset by Calpine's obligations to the director or officer under the indemnification agreement. In addition, the directors of Calpine are insured under officers and directors liability insurance policies.

ITEM 16. EXHIBITS


    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
      +2.1     Combination Agreement, dated as of February 7, 2001, by and between Calpine Corporation and Encal Energy Ltd.(a)
      +2.2     Form of Plan of Arrangement Under Section 186 of the
               Business Corporations Act (Alberta) (included as Exhibit A to Exhibit 2.1) Involving and Affecting Encal and the
               Holders of its Common Shares and Options(a)
      *2.3     Amending Agreement to the Combination Agreement, dated as of
               March 16, 2001, between Calpine Corporation and Encal Energy
               Ltd.
      +3.1     Amended and Restated Certificate of Incorporation of Calpine
               Corporation(a)
      +3.2     Certificate of Correction of Calpine Corporation(a)
      +3.3     Certificate of Designation of Series A Participating
               Preferred Stock of Calpine Corporation(a)
      +3.4     Amended Certificate of Designation of Series A Participating
               Preferred Stock of Calpine Corporation(a)
      +3.5     Amended and Restated By-laws of Calpine Corporation(b)
      +4.1     Form of Exchangeable Share Provisions and Other Provisions
               to Be Included in the Articles of Calpine Canada Holdings
               Ltd. (included as Exhibit B to Exhibit 2.1)
      +4.2     Form of Support Agreement between Calpine Corporation and
               Calpine Canada Holdings Ltd. (included as Exhibit C to
               Exhibit 2.1)
      +4.3     Rights Agreement, dated as of June 5, 1997, between Calpine
               Corporation and First Chicago Trust Company of New York, as
               Rights Agent(c)
      *5.1     Opinion of Covington & Burling
      *8.1     Opinion of Covington & Burling as to certain U.S. tax
               matters
      *8.2     Opinion of Macleod Dixon LLP as to certain Canadian tax
               matters
      +9.1     Form of Voting and Exchange Trust Agreement between Calpine
               Corporation, Calpine Canada Holdings Ltd. and CIBC Mellon
               Trust Company, as trustee (included as Exhibit D to Exhibit
               2.1)
     *23.1     Consent of Arthur Andersen LLP, independent public
               accountants
     *23.2     Consent of Ernst & Young LLP, independent auditors
     *23.3     Consents of Covington & Burling (included in Exhibits 5.1
               and 8.1)
     *23.4     Consent of Macleod Dixon LLP (included in Exhibit 8.2)
     +24.1     Power of Attorney of Officers and Directors of Calpine
               Corporation (set forth on the signature pages of this
               Registration Statement)


-------------------------

 *  Filed herewith.


 +  Previously filed or incorporated by reference.


(a)Incorporated by reference to Calpine's Annual Report on Form 10-K for the year ended December 31, 2000 and filed on March 15, 2001.



(b)Incorporated by reference to Calpine's Registration Statement on Form S-1 (File No. 333-07497).

(c) Incorporated by reference to Calpine's Registration Statement on Form 8-A filed with the SEC on June 18, 1997 and amended by Calpine's Registration Statement on Form 8-A/A filed with the SEC on June 24, 1997 (File No. 001-12079).


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 1 to the Registration Statement on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on this 16th day of April, 2001.


                                          CALPINE CORPORATION

                                          By:       /s/ ANN B. CURTIS

                                            ------------------------------------
                                                       Ann B. Curtis
                                                  Executive Vice President
                                                and Chief Financial Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                          *                               Chairman, President, Chief     April 16, 2001
-----------------------------------------------------       Executive Officer and
                  Peter Cartwright                                 Director

                  /s/ ANN B. CURTIS                       Executive Vice President,      April 16, 2001
-----------------------------------------------------    Chief Financial Officer and
                    Ann B. Curtis                                  Director

                          *                                   Vice President and         April 16, 2001
-----------------------------------------------------    Controller, Chief Accounting
                Charles B. Clark, Jr.                              Officer

                          *                                        Director              April 16, 2001
-----------------------------------------------------
                  Jeffrey E. Garten

                          *                                        Director              April 16, 2001
-----------------------------------------------------
                  Michael P. Polsky

                          *                                        Director              April 16, 2001
-----------------------------------------------------
                   Susan C. Schwab

                          *                                        Director              April 16, 2001
-----------------------------------------------------
                 George J. Stathakis

                          *                                        Director              April 16, 2001
-----------------------------------------------------
                   John O. Wilson

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                          *                                        Director              April 16, 2001
-----------------------------------------------------
                  V. Orville Wright

               *By: /s/ ANN B. CURTIS                                                    April 16, 2001
   ----------------------------------------------
                    Ann B. Curtis
                  Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  +2.1     Combination Agreement, dated as of February 7, 2001, by and between Calpine Corporation and Encal Energy Ltd.(a)
  +2.2     Form of Plan of Arrangement Under Section 186 of the
           Business Corporations Act (Alberta) (included as Exhibit A to Exhibit 2.1) Involving and Affecting Encal and the
           Holders of its Common Shares and Options(a)
  *2.3     Amending Agreement to the Combination Agreement, dated as of
           March 16, 2001, between Calpine Corporation and Encal Energy
           Ltd.
  +3.1     Amended and Restated Certificate of Incorporation of Calpine
           Corporation(a)
  +3.2     Certificate of Correction of Calpine Corporation(a)
  +3.3     Certificate of Designation of Series A Participating
           Preferred Stock of Calpine Corporation(a)
  +3.4     Amended Certificate of Designation of Series A Participating
           Preferred Stock of Calpine Corporation(a)
  +3.5     Amended and Restated By-laws of Calpine Corporation(b)
  +4.1     Form of Exchangeable Share Provisions and Other Provisions
           to Be Included in the Articles of Calpine Canada Holdings
           Ltd. (included as Exhibit B to Exhibit 2.1)
  +4.2     Form of Support Agreement between Calpine Corporation and
           Calpine Canada Holdings Ltd. (included as Exhibit C to
           Exhibit 2.1)
  +4.3     Rights Agreement, dated as of June 5, 1997, between Calpine
           Corporation and First Chicago Trust Company of New York, as
           Rights Agent(c)
  *5.1     Opinion of Covington & Burling
  *8.1     Opinion of Covington & Burling as to certain U.S. tax
           matters
  *8.2     Opinion of Macleod Dixon LLP as to certain Canadian tax
           matters
  +9.1     Form of Voting and Exchange Trust Agreement between Calpine
           Corporation, Calpine Canada Holdings Ltd. and CIBC Mellon
           Trust Company, as trustee (included as Exhibit D to Exhibit
           2.1)
 *23.1     Consent of Arthur Andersen LLP, independent public
           accountants
 *23.2     Consent of Ernst & Young LLP, independent auditors
 *23.3     Consents of Covington & Burling (included in Exhibits 5.1
           and 8.1)
 *23.4     Consent of Macleod Dixon LLP (included in Exhibit 8.2)
 +24.1     Power of Attorney of Officers and Directors of Calpine
           Corporation (set forth on the signature pages of this
           Registration Statement)


-------------------------

 *  Filed herewith.


 +  Previously filed or incorporated by reference.


(a)Incorporated by reference to Calpine's Annual Report on Form 10-K for the year ended December 31, 2000 and filed on March 15, 2001.



(b)Incorporated by reference to Calpine's Registration Statement on Form S-1 (File No. 333-07497).



(c) Incorporated by reference to Calpine's Registration Statement on Form 8-A filed with the SEC on June 18, 1997 and amended by Calpine's Registration Statement on Form 8-A/A filed with the SEC on June 24, 1997 (File No. 001-12079).